Exhibit 2.1
Execution Version

PURCHASE AND SALE AGREEMENT
by and among
MEADE PIPELINE INVESTMENT, LLC,
REDWOOD MIDSTREAM, LLC
and
RIVER ROAD INTERESTS LLC,
as Sellers,
APC HOLDINGS II, L.P.
and
ACI MEADE MEMBER, LLC,
as Buyers,
and,
solely for the Limited Purposes,
XPLR INFRASTRUCTURE OPERATING PARTNERS, LP,
dated as of
August 7, 2025

TABLE OF CONTENTS
Page
ARTICLE I DEFINITIONS AND RULES OF CONSIDERATION    2
1.1    Definitions    2
1.2    Rules of Construction    2
ARTICLE II PURCHASE AND SALE; PURCHASE PRICE; CLOSING    4
2.1    Purchase and Sale of Acquired Interests    4
2.2    Purchase Price    4
2.3    Post-Closing Adjustment    4
2.4    The Closing    7
ARTICLE III REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS    9
3.1    Organization    9
3.2    Authorization; Enforceability    9
3.3    No Conflict    9
3.4    Compliance with Certain Provisions    10
3.5    Litigation    10
3.6    Brokers’ Fees    10
3.7    Ownership of Equity Interests.    10
3.8    Sanctions    11
3.9    No Other Assets    11
3.10    No Other Representations or Warranties    11
ARTICLE IV REPRESENTATIONS AND WARRANTIES RELATING TO THE ACQUIRED COMPANIES    11
4.1    Organization    11
4.2    No Conflict    12
4.3    Capitalization; Subsidiaries    12
4.4    Operations of Redwood MPC    13
4.5    Financial Statements; No Undisclosed Liabilities    13
4.6    Ownership of Property    14
4.7    Litigation    15
4.8    Taxes    15
4.9    Absence of Changes    16
4.10    Contracts    17
4.11    Compliance with Laws; Permits    17
4.12    Environmental Matters    18
4.13    International Trade    18
4.14    Employees; Employee Benefit Plans    18
4.15    Intellectual Property    19
4.16    Transactions with Affiliates    19
4.17    Certain Payments    19
4.18    Records    20
4.19    Bankruptcy    20
i

4.20    Officers; Bank Accounts    20
4.21    Insurance    20
4.22    Regulatory Status    20
4.23    Credit Support    21
4.24    Shippers    21
4.25    No Other Representations or Warranties    21
ARTICLE V REPRESENTATIONS AND WARRANTIES RELATING TO BUYERS    21
5.1    Organization    21
5.2    Authorization; Enforceability    22
5.3    No Conflict    22
5.4    Litigation    22
5.5    Financial Ability; Source of Funds.    22
5.6    Solvency    24
5.7    Investment Representation    24
5.8    Operation of Central Penn Line    24
5.9    Independent Investigation    25
5.10    No Reliance    25
5.11    No Other Representations or Warranties    25
ARTICLE VI COVENANTS    25
6.1    Conduct of Business    25
6.2    Access    28
6.3    Financing Efforts    29
6.4    Confidentiality    32
6.5    Third Party and Governmental Approvals    33
6.6    Indemnification of Officers and Directors    35
6.7    Resignation and Removal of Officers    35
6.8    Removal of Trade Names    36
6.9    Further Assurances    36
6.10    Records    36
6.11    Exclusivity    37
6.12    Welded Matters    37
ARTICLE VII TAX MATTERS    37
7.1    Tax Returns; General Provisions    37
7.2    Cooperation    39
7.3    Transfer Taxes    39
7.4    Tax Proceedings    39
7.5    Tax Classification; Purchase Price Allocation    40
7.6    Powers of Attorney    41
ARTICLE VIII CONDITIONS TO OBLIGATIONS    41
8.1    Conditions to the Obligations of the Parties    41
8.2    Conditions to the Obligations of Buyers    41
8.3    Conditions to the Obligations of Sellers    43

ARTICLE IX INDEMNIFICATION    43
9.1    Indemnification by XPLR Opco    43
9.2    Indemnification by Buyers    43
9.3    Claim Procedures    44
9.4    Third Party Claims    44
9.5    Limitations and Other Indemnity Claim Matters    46
9.6    Payments    49
9.7    Exclusive Remedy    49
ARTICLE X TERMINATION    49
10.1    Termination    49
10.2    Effect of Termination; Remedies in Lieu of Termination    50
ARTICLE XI MISCELLANEOUS    51
11.1    Notices    51
11.2    Assignment    52
11.3    Rights of Third Parties    52
11.4    Expenses    52
11.5    Counterparts    52
11.6    Entire Agreement    52
11.7    Disclosure Schedules    53
11.8    Amendments and Waivers    53
11.9    Publicity    53
11.10    Severability    54
11.11    Governing Law; Jurisdiction    54
11.12    Privilege    55
11.13    Equitable Remedies    55
11.14    Non-Recourse    56
11.15    Debt Financing    57

DISCLOSURE SCHEDULES
Schedule 3.7        Ownership of Equity Interests
Schedule 4.5        Financial Statements; Undisclosed Liabilities
Schedule 4.6        Ownership of Property
Schedule 4.8        Taxes
Schedule 4.10        Disclosed Contracts
Schedule 4.12        Environmental Matters
Schedule 4.16        Transactions with Affiliates
Schedule 4.20        Officers of Acquired Companies
Schedule 4.22        Regulatory Status
Schedule 4.23        Credit Support
Schedule 5.3        Buyer Approvals
Schedule 6.10        Records
Schedule 8.2(c)        Material Adverse Effect

ANNEXES
Annex I    Definitions
Annex II    Buyers’ Pro Rata Portion
Annex III    Pipeline Interests
Annex IV    Sample Accounts Receivable Calculation
EXHIBITS
Exhibit A    Form of Assignment and Assumption Agreement
Exhibit B-1    Form of Buyer Release Agreement
Exhibit B-2    Form of Seller Release Agreement

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of August 7, 2025 (the “Execution Date”), is entered into by and among MEADE PIPELINE INVESTMENT, LLC, a Delaware limited liability company (“Meade Holdco”), REDWOOD MIDSTREAM, LLC, a Delaware limited liability company (“Redwood Holdco”), and RIVER ROAD INTERESTS LLC, a Delaware limited liability company (“River Road” and collectively with Meade Holdco and Redwood Holdco, “Sellers”), APC HOLDINGS II, L.P., a Delaware limited partnership (“Buyer 1”), and ACI MEADE MEMBER, LLC, a Delaware limited liability company (“Buyer 2,” and together with Buyer 1, “Buyers” and each individually a, “Buyer”), and, solely for the Limited Purposes, XPLR INFRASTRUCTURE OPERATING PARTNERS, LP, a Delaware limited partnership (“XPLR Opco”).
RECITALS
WHEREAS, as of the Execution Date, Sellers collectively own, directly or indirectly, one hundred percent (100%) of the issued and outstanding membership interests (collectively, the “Company Interests”) in Meade Pipeline Co LLC, a Delaware limited liability company (the “Company”), as follows:
(a)    Meade Holdco owns, directly, a seventy-five percent (75%) membership interest in the Company (collectively, the “Meade Holdco Interest”);
(b)    Redwood Holdco owns, directly, one hundred percent (100%) of the issued and outstanding membership interests (collectively, the “Redwood MPC Interests”) in Redwood Meade Midstream MPC, LLC, a Delaware limited liability company (“Redwood MPC”, and together with the Company, the “Acquired Companies”), which owns, directly, a fifteen percent (15%) membership interest in the Company; and
(c)    River Road owns, directly, a ten percent (10%) membership interest in the Company (collectively with the Meade Holdco Interest and the Redwood MPC Interests, the “Acquired Interests”);
WHEREAS, the Company and Transcontinental Gas Pipe Line Company, LLC, a Delaware limited liability company (the “Operator”), together own one hundred percent (100%) of the ownership interests in the Central Penn Line and are currently parties to the Disclosed Contracts, including the C&O Agreements, pursuant to which, among other things, (a) the Operator operates the Central Penn Line, and (b) the Company leases the Pipeline Interests to the Operator;
WHEREAS, the Parties are entering into this Agreement for Sellers to sell the Acquired Interests to Buyers, and for Buyers to purchase the Acquired Interests from Sellers, in accordance with their Pro Rata Portion, upon the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Sellers to enter into this Agreement, Ares Core Infrastructure

Fund, a Delaware statutory trust (the “Equity Sponsor”), has delivered an executed Equity Commitment Letter pursuant to which each Seller as a third-party beneficiary thereof;
NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties agrees as follows, intending to be legally bound:
AGREEMENTS
ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION
1.1    Definitions. In addition to the terms defined in the body of this Agreement, capitalized terms used herein shall have the meanings given to them in Annex I attached hereto.
1.2    Rules of Construction.
(a)    All article, section, schedule, annex and exhibit references used in this Agreement are to articles, sections, schedules, annexes and exhibits of or to this Agreement unless otherwise specified. The schedules, annexes and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. All references to “schedules” or “Schedules” herein shall be deemed to be references to the Disclosure Schedules (or portion thereof, if applicable) unless otherwise specified. References to any Contracts, including this Agreement, or Law shall be deemed to include all subsequent amendments, restatements, supplements, extensions and other modifications in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).
(b)    If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “include”, “includes” or “including” shall mean “including without limitation”. The words “hereof”, “herewith”, “hereto”, “hereby”, “herein”, “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear, unless the context shall otherwise require. The word “or” shall not be exclusive.
(c)    References herein to any federal, state, local or foreign statutes or Laws shall include all rules promulgated thereunder, and references herein to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, reenacting or replacing such statutes or regulations and all statutory instruments issued under or pursuant to such statutes or regulations, unless the context shall otherwise require.
(d)    The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the drafting Party or the Party causing any instrument to be drafted, and no burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(e)    The captions and headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
(f)    All references to currency herein shall be to, and all payments required hereunder shall be paid in, United States Dollars.
(g)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(h)    Whenever this Agreement refers to “day” or number of “days,” such number shall refer to a calendar day or number of calendar days unless Business Days are specified. Any event hereunder requiring any action of a Party, including the payment of cash or cash equivalents, on a day that is not a Business Day shall be deferred until the next Business Day. Time periods within or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the time period commences and including the day on which the time period ends and by extending the period to the next Business Day following if the last day of the time period is not a Business Day.
(i)    Unless otherwise specified, all references to a specific time of day in this Agreement will be based upon Central Standard Time or Central Daylight Savings Time, as applicable, on the date in question in Houston, Texas.
(j)    A reference to a writing includes a facsimile or email transmission of it and any means of reproducing of its words in a tangible and permanently visible form.
(k)    A reference to any party to this Agreement or another Contract includes such party’s permitted successors and assigns.
(l)    The phrase “made available” or “have provided” or similar phrases as used in the representations and warranties of Sellers with respect to a particular document means that Buyers, their Affiliates and their respective Representatives have had, prior to the Execution Date, reasonably continuous access to a true, correct and complete copy of such document in the “Project Bluegrass” virtual data room hosted by Intralinks established by Sellers or their Representatives in connection with the Transactions (the “Data Room”).
(m)    With respect to Sellers or the Acquired Companies, the phrase “ordinary course” or “ordinary course of business” will be deemed to refer to the ordinary conduct of the Acquired Companies’ business in a manner consistent with the past practices and customs of Sellers or the Acquired Companies, as applicable.
ARTICLE II
PURCHASE AND SALE; PURCHASE PRICE; CLOSING
2.1    Purchase and Sale of Acquired Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, each Buyer agrees to purchase, accept and acquire from Sellers, and Sellers agree to sell, assign, transfer and convey to each Buyer, such Buyer’s pro rata share of the Acquired Interests as set forth on Annex II (“Pro Rata Portion”), in each case, free and clear of all Liens (other than restrictions on transfer that may be imposed by state or federal securities Laws or are expressly set forth in the Organizational Documents of the Acquired Companies).
2.2    Purchase Price. The aggregate consideration payable by Buyers hereunder shall equal the sum of the following (the “Purchase Price”), which shall be paid in accordance with each Buyer’s Pro Rata Portion pursuant to, and subject to adjustment in accordance with, this Section 2.2 and Section 2.3:
(a)    $1,077,500,000 (the “Base Purchase Price”); provided, that, if the Closing occurs prior to or following September 30, 2025, the Base Purchase Price shall be equal to the amount set forth on Annex IV attached hereto based on the relevant Closing Date;
(b)    plus the Accrued and Unpaid Lease Payment; and
(c)    minus any Transaction Expenses paid, incurred or payable by the Acquired Companies;
provided, that the amount of the Purchase Price payable at the Closing (the “Closing Payment Amount”) shall be Sellers’ estimate of the Purchase Price set forth in the Sellers’ Closing Statement delivered (or the estimate to which the Parties agree) pursuant to Section 2.3a). A sample of the calculations contemplated by Section 2.2(a) and (b) is attached hereto as Annex IV.
2.3    Post-Closing Adjustment.
(a)    Preparation of Sellers’ Closing Statement. Sellers shall prepare in good faith and deliver to Buyers, at least five (5) Business Days prior to the anticipated Closing Date and at the sole expense of Sellers, a statement setting forth a detailed determination by Sellers in good faith of (i) the Estimated Accrued and Unpaid Lease Payment, and (ii) estimated Transaction Expenses of the Acquired Companies as of immediately prior to the Closing (the “Estimated Transaction Expenses”) and, with respect to Transaction Expenses not yet paid, a list of the Persons to whom such Transaction Expenses are payable and, if applicable, invoices relating thereto in form and substance reasonably satisfactory to Buyers and accompanying wire instruction; (iv) the Purchase Price, (v) the name and wire instructions of each Seller; and (vi) Sellers’ good faith calculation of the pro rata share of the Purchase Price payable to each Seller (before any applicable tax withholding) (the “Sellers’ Closing Statement”), which shall include a reasonably detailed explanation and supporting detail of the calculations thereof, and be prepared in accordance with GAAP. If Buyers have any questions or disagreements regarding the Sellers’ Closing Statement, Buyers shall deliver written notice of any such questions or disagreements to Sellers at least two (2) Business Days prior to the anticipated Closing Date, and in such case the Parties shall in good faith attempt to resolve any disagreements. If the Parties agree on changes to the Closing Payment Amount based on such discussions, then the Closing Payment Amount shall, for purposes of Section 2.2, be based on such changes. If the Parties do not agree on changes to the Closing Payment Amount, then the Closing Payment Amount shall, for purposes of Section 2.2, be based on the amounts set forth in the Sellers’ Closing Statement delivered by Sellers. In either such case, appropriate adjustments to the Closing Payment Amount shall be made after the Closing pursuant to this Section 2.3.

(b)    Payoff Letters. To the extent any Indebtedness, including the Meade Indebtedness, will be outstanding as of the Closing, then, not later than the date that is two (2) Business Days prior to the Closing, Sellers shall deliver (or cause to be delivered) to Buyers customary payoff letters and other instruments in form and substance reasonably satisfactory to Buyers, duly executed by the applicable Acquired Company and the applicable creditors of the Acquired Companies and any other creditors reasonably determined by Buyers including those with respect to the Meade Indebtedness (the “Creditors” and such letters and other instruments, the “Payoff Letters”), evidencing the termination, repayment and release of all (other than obligations that expressly survive such termination as set forth in the documentation evidencing such Indebtedness, including indemnity obligations ) of the Indebtedness, including the Meade Indebtedness, each in form and substance reasonably satisfactory to Buyers, setting forth (A) the amounts required to satisfy in full at the Closing all such Indebtedness (including the outstanding principal, accrued and unpaid interest, fees, prepayment premiums and other penalties, if any), (B) wire transfer information for such payments, and (C) the written commitment of each such Creditor (or its agents or designee) to release all Liens, if any, which such Creditor may hold on any of the assets of the Company on the Closing Date.
(c)    Preparation of Buyers’ Closing Statement. As soon as reasonably practicable after the Closing Date (and, in any event, within ninety (90) days after the Closing Date), Buyers shall prepare in good faith and deliver to Sellers, at the sole expense of Buyers, in accordance with their Pro Rata Portion, a closing statement setting forth (i) the Actual Accrued and Unpaid Lease Payment, and (ii) actual Transaction Expenses of the Acquired Companies as of immediately prior to the Closing (“Actual Transaction Expenses”), and (iii) the proposed final calculation of the Purchase Price (the “Buyers’ Closing Statement”), which shall include a reasonably detailed explanation and supporting detail of the calculations thereof, and be prepared in accordance with GAAP.
(d)    Final Closing Statement. Sellers shall review the Buyers’ Closing Statement to confirm the accuracy of the Buyers’ Closing Statement and Buyers’ calculations therein. If Sellers fail to give Buyers written notice of any disputed amounts within thirty (30) days after Sellers receive the Buyers’ Closing Statement (the “Review Period”), then the Buyers’ Closing Statement shall become the Final Closing Statement for purposes hereof. If Sellers give Buyers valid written notice of any disputed item (a “Notice of Disagreement”) within the Review Period, then the Parties shall attempt in good faith to agree on any adjustments that should be made to the Buyers’ Closing Statement. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on Actual Accrued and Unpaid Lease Payment or Actual Transaction Expenses not being calculated in accordance with this Section 2.3. If the Parties fail to resolve any amounts that remain in dispute and that were properly included in the Notice of Disagreement within fifteen (15) days after the end of the Review Period, then the Parties will engage the Audit Firm to resolve any such disputed matters by expert determination in accordance with the terms of this Agreement and GAAP, and, in connection with such engagement, the Parties shall negotiate and execute such customary engagement and indemnity agreements as the Audit Firm may reasonably require as a condition to such engagement. The Audit Firm’s engagement shall be limited to the resolution of disputed amounts set forth in the Buyers’ Closing Statement that have been identified by Sellers in the Notice of Disagreement, and no other matter relating to the Buyers’ Closing Statement shall be subject to determination by the Audit Firm except to the extent affected by resolution of the disputed amounts. In resolving any such disputed item, the Audit Firm may not assign a value to any item greater than the greatest value for such item claimed by a Party or lower than the lowest value for such item claimed by a Party. The Audit Firm may not award damages or penalties. The Parties shall cooperate diligently with any reasonable request of the Audit Firm in an effort to resolve any disputed matter as soon as reasonably possible after the Audit Firm is engaged, but neither Party will have ex parte meetings, teleconferences or other correspondence with the Audit Firm, as it is intended for each of the Parties to be included in all discussions and correspondence with the Audit Firm. The Parties shall direct the Audit Firm to render its decision within thirty (30) days after being engaged, or as soon as possible thereafter. In any event, the final decision of the Audit Firm shall be final and binding on the Parties, absent manifest error. The provisions in this Section 2.3d) shall be the Parties’ sole and exclusive remedy with respect to any disputes in connection with determinations of the Final Purchase Price and the Final Closing Statement. The Buyers’ Closing Statement shall be revised, if necessary, to reflect the final determination of the Parties or the Audit Firm, as applicable (the final form of the Buyers’ Closing Statement, including any revisions that are made thereto pursuant to this Section 2.3d), is referred to herein as the “Final Closing Statement”). The Purchase Price as calculated pursuant to the Final Closing Statement shall be referred to herein as the “Final Purchase Price.”
(e)    Post-Closing Settlement. If the Final Purchase Price is less than the Closing Payment Amount, Sellers shall pay the amount of such difference by wire transfer of immediately available funds to the account designated by Buyers. If the Final Purchase Price is greater than the Closing Payment Amount, Buyers shall, in accordance with their Pro Rata Portion, pay the amount of such difference by wire transfer of immediately available funds to the account designated by Sellers. The Parties shall make any deliveries or payments required by this Section 2.3e) within five (5) Business Days after the earlier to occur of (i) the expiration of the Review Period without delivery and receipt of any written notice of any disputed item in accordance with Section 2.3d) and (ii) the date on which the Parties, or the Audit Firm, as applicable, finally determine the Final Purchase Price and the Final Closing Statement in accordance with the terms and provisions of Section 2.3d). Any payment made pursuant to this Section 2.3e) shall be treated for all purposes as an adjustment to the Base Purchase Price. All payments made, or to be made, under this Agreement by one Party to any other Party will be made by wire transfer of immediately available funds to the account designated by the receiving Party to the paying Party.
(f)    No Duplicative Effect. The provisions of this Section 2.3 and of any other Transaction Document shall apply in such a manner so as not to give the components and calculations duplicative effect to any item of adjustment and, except as otherwise expressly provided in this Agreement, the Parties covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or reduction) more than once in the calculation of the Purchase Price, any component thereof or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or reduction) would be to cause such amount to be overstated or understated for purposes of such calculation.
(g)    Fees and Expenses of the Audit Firm. If the Parties submit any disputed amounts to the Audit Firm for resolution as provided in Section 2.3d), the fees and expenses of the Audit Firm (the “Audit Fees”) will be borne one-half (1/2) by Sellers and one-half (1/2) by

Buyers, in accordance with their Pro Rata Portion. The Parties shall promptly, and in any event within five (5) Business Days after the final determination of the Final Closing Statement, pay (or cause to be paid) to the Audit Firm the amount of Audit Fees payable by the Parties pursuant to the preceding sentence. For the avoidance of doubt, all costs and expenses incurred by the Parties in connection with a dispute under Section 2.3d), other than the Audit Fees, shall be borne by the Party incurring such cost or expense, and, in the case of costs and expenses incurred by Buyers, in accordance with their Pro Rata Portion.
(h)    Tax Withholding. Buyers shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code, or any provision of state, local, provincial or foreign Tax Law, and shall timely remit to the appropriate Tax Authority any amounts so deducted or withheld. In the event that Buyers determine that it is required to withhold any amounts from amounts otherwise payable to any Seller pursuant to this Agreement, prior to withholding any such amounts Buyers shall (i) give Sellers reasonable advanced notice of its intention to make any such deduction or withholding, (ii) cooperate with Sellers to reduce or eliminate any such withholding and (iii) consider, in good faith, any objections of Sellers with respect to such proposed deduction or withholding. To the extent that amounts are deducted or withheld from amounts payable by Buyers pursuant to this Agreement, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to receipt of the payment in respect of which such deduction or withholding was made. Notwithstanding anything herein to the contrary, this Section 2.3(h) shall not apply (A) in the event Sellers comply with the requirements of Section 2.4(c)(ii), or (B) to Transfer Taxes, which are addressed in Section 7.3.
2.4    The Closing.
(a)    The closing of the Transactions (the “Closing”) shall take place at the offices of Hogan Lovells US LLP, 609 Main Street, Suite 4200, Houston, Texas 77002 or remotely via the exchange of documents and signatures by facsimile or electronic transmission, commencing at 10:00 a.m. Eastern Time on the “Closing Date”, which shall be the fifth (5th) Business Day following the date on which the last of the conditions set forth in Article VIII has been satisfied or waived (other than those conditions that by their nature cannot be satisfied until the Closing but subject to the satisfaction or waiver in writing of such conditions), or such other date and time as the Parties may mutually determine; provided that the Closing Date shall occur no earlier than September 22, 2025. The Closing shall be deemed to have been consummated at 12:01 a.m. Eastern Time on the Closing Date.
(b)    At the Closing, Buyers shall pay or cause to be paid, in accordance with their Pro Rata Portion, by wire transfer of immediately available funds the following amounts:
(i)    first, the aggregate amount of the Estimated Transaction Expenses to such persons listed in Sellers’ Closing Statement in the amounts set forth therein and pursuant to the payment instructions contained therein; and
(ii)    thereafter, an aggregate amount equal to the Closing Payment Amount to the account or accounts designated by Sellers.

(c)    At the Closing, Sellers shall deliver or cause to be delivered to Buyers the following:
(i)    an Assignment and Assumption Agreement, duly executed by each Seller;
(ii)    an executed IRS Form W-9 from each Seller, or if such Seller is disregarded as an entity from its parent, from such Seller’s regarded owner;
(iii)    the resignation or evidence of removal of each of the officers of each Acquired Company (in such officer’s capacity as such) provided for in Section 6.7;
(iv)    to the extent any Indebtedness, including the Meade Indebtedness is outstanding as of the Closing, copies of the duly executed Payoff Letters and appropriate lien releases, in form and substance reasonably satisfactory to Buyers, together with termination statements under the Uniform Commercial Code and such other instruments as may be reasonably requested by Buyers to extinguish all Indebtedness of the Acquired Companies and all security interests related thereto;
(v)    a duly executed certificate dated as of the Closing Date, confirming that the conditions specified in Section 8.2a), Section 8.2b) and Section 8.2(c) have been fulfilled with respect to each Seller;
(vi)    good standing certificates for each Acquired Company from the Secretary of State of the State of Delaware and each jurisdiction in which such Acquired Company is qualified to do business, dated within ten (10) days of the Closing Date; and
(vii)    the Seller Release, duly executed by each Seller.
(d)    At the Closing, Buyers shall deliver or cause to be delivered to Sellers the following:
(i)    the Assignment and Assumption Agreements, duly executed by each Buyer;
(ii)    a duly executed certificate dated as of the Closing Date, confirming that the conditions specified in Section 8.3a) and Section 8.3b) have been fulfilled with respect to each Buyer; and
(iii)    the Buyer Release, duly executed by each Buyer.
ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS
Each Seller hereby represents and warrants to Buyers that, as of the Execution Date and as of the Closing Date:
3.1    Organization. Such Seller is a limited liability company that is duly organized, validly existing and in good standing under the Laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is qualified to do business in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have an adverse effect on the ability of such Seller to perform its obligations hereunder or to consummate the Transactions.
3.2    Authorization; Enforceability. Such Seller has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Seller is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller is a party and the consummation of the Transactions have been duly and validly authorized and approved by all requisite limited liability company action on the part of such Seller, and no other authorization on the part of such Seller is necessary to authorize this Agreement. This Agreement has been and each of the other Transaction Documents to which such Seller is a party has been or will be duly and validly executed and delivered by such Seller and, assuming due execution by the other parties hereto, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to General Enforceability Exceptions.
3.3    No Conflict. The execution and delivery by such Seller of this Agreement and the other Transaction Documents to which such Seller is a party and the consummation of the Transactions by such Seller, assuming receipt of HSR Approval, do not:
(a)    violate, conflict with, or result in a breach of any provision of the Organizational Documents of such Seller;
(b)    violate or result in a breach of any Law applicable to such Seller or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
(c)    require any consent under, constitute (with or without notice or lapse of time or both) a default under, result in any breach of, or give any Person any rights of termination, acceleration or cancellation of, any material Contract to which such Seller or any of its assets or businesses is or are bound; or
(d)    pursuant to a preferential purchase right, right of first refusal or offer, buy-sell arrangement or similar right or agreement, give any Person the right to prevent, impede or delay the Closing under this Agreement or to acquire all or any part of (i) the equity interests or the assets or business of the Acquired Companies, (ii) the Acquired Interests owned by such Seller as set forth on Schedule 3.7(a) or (iii) the Pipeline Interests to the extent of such Seller’s indirect ownership interest therein based on the Acquired Interests owned by such Seller as set forth on Schedule 3.7(a).
3.4    Compliance with Certain Provisions.
(a)    Such Seller, on behalf of itself and each of the Acquired Companies in which Seller holds a direct or indirect equity interest, (a) is in compliance, and has complied, with all ROFO Provisions applicable to such Seller and (b) has completed all required actions under the applicable ROFO Provisions with respect to entering into this Agreement and consummating the Transactions, including providing all required notices and observing all applicable response or waiting periods. No third party has exercised, or given notice of intent to exercise, any rights under such ROFO Provisions.
(b)    Each of XPLR Infrastructure, LP and XPLR Opco, (i) is in compliance, and has complied, with all the requirements of the ROFR Agreement applicable to such Person and (ii)  NextEra Energy Resources, LLC has validly waived its rights under the ROFR Agreement. NextEra Energy Resources, LLC has not exercised, or given notice of intent to exercise, any rights under the ROFR Agreement. Sellers have made available to Buyers true, correct and complete copies of the ROFR Waiver.
Notwithstanding any other provision of this Agreement, Section 3.4(a) sets forth Sellers’ sole and exclusive representations and warranties with respect to the ROFO Provisions.

3.5    Litigation. There is no Litigation pending or, to the Knowledge of such Seller, threatened against such Seller, and there are no Orders issued by any Governmental Authority binding upon such Seller that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Seller to perform its obligations hereunder or to consummate the Transactions.
3.6    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission from such Seller or its Affiliates (including the Acquired Companies) in connection with the Transactions for which Buyers or any Acquired Company will have any liability after the Closing.
3.7    Ownership of Equity Interests.
(a)    Such Seller has good and valid title to, holds of record, and owns beneficially its respective portion of the Acquired Interests set forth on Schedule 3.7(a) free and clear of any Liens (other than (i) restrictions on transfer that may be imposed by state or federal securities Laws or are expressly set forth in the Organizational Documents of the Acquired Companies and (ii) Liens granted with respect to the Meade Indebtedness, which Liens will be released at or prior to the Closing). At the Closing, such Seller will convey to Buyers good and valid title to its respective portion of the Acquired Interests set forth on Schedule 3.7(a), free and clear of all Liens (other than restrictions on transfer that may be imposed by state or federal securities Laws or are expressly set forth in the Organizational Documents of the Acquired Companies).
(b)    Redwood MPC has good and valid title to, holds of record, and owns beneficially its respective portion of the Company Interests set forth on Schedule 3.7(b), free and clear of any Liens (other than (i) restrictions on transfer that may be imposed by state or federal securities Laws or are expressly set forth in the Organizational Documents of the Company and (ii) Liens granted with respect to the Meade Indebtedness, which Liens will be released at or prior to the Closing). At the Closing, Redwood MPC’s respective portion of the Company Interests set forth on Schedule 3.7(b) will be free and clear of all Liens (other than restrictions on transfer that may be imposed by state or federal securities Laws or are expressly set forth in the Organizational Documents of the Company). Except as set forth on Schedule 3.7(b), Redwood MPC is not a party to (A) any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require Redwood MPC to sell, transfer or otherwise dispose of any of the Acquired Interests, or (B) any voting trust, proxy or any other agreement with respect to the voting, transfer, disposition or acquisition of the Acquired Interests.
(c)    Each of Meade Holdco, Redwood MPC and River Road have continuously owned, beneficially and of record, and held their respective portion of the Company Interests for the three (3) years preceding the Execution Date.
3.8    Sanctions. None of Sellers nor any of their respective directors, officers, or, to the Knowledge of such Seller, employees, agents, or any other Persons authorized to act, or acting, on behalf of such Seller is a Sanctioned Person. The proceeds from the transactions contemplated in this Agreement will not be used in violation of Sanctions.
3.9    No Other Assets. Sellers and Redwood Meade Pipeline, LLC, a Delaware limited liability company, have no, and, since November 13, 2019, have never had, any assets or operations other than (a) their respective direct or indirect ownership of the Acquired Interests, or (b) as a result of or through their respective direct or indirect ownership of the Acquired Interests.
3.10    No Other Representations or Warranties. Such Seller is not making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Article III or Article IV (in each case, as modified by the Disclosure Schedules), and such Seller hereby disclaims any such other representations or warranties.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE ACQUIRED COMPANIES
Each Seller hereby represents and warrants to Buyers that, as of the Execution Date and as of the Closing Date:
4.1    Organization.
(a)    Each Acquired Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, has the requisite limited liability company power and authority to own or lease its assets and to conduct its business as it is now being conducted and is qualified to do business in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Acquired Company.
(b)    True, correct, and complete copies of the Organizational Documents of the Acquired Companies have been made available to Buyers.
4.2    No Conflict. The execution and delivery by such Seller of this Agreement and the other Transaction Documents to which such Seller is a party and the consummation of the Transactions by such Seller, assuming receipt of HSR Approval, do not:

(a)    violate, conflict with, or result in a breach of any provision of the Organizational Documents of the Acquired Companies;
(b)    violate or result in a breach of any Law applicable to the Acquired Companies or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority; or
(c)    require any consent under, constitute (with or without notice or lapse of time or both) a default under, result in any breach of, or give any Person any rights of termination, acceleration or cancellation of, any Disclosed Contract of the Acquired Companies.
4.3    Capitalization; Subsidiaries. Except as set forth in the ROFO Provisions or the Organizational Documents of the Acquired Companies:
(a)    There are no outstanding membership interests, profits interests or other equity interests in the Company other than the Company Interests. All of the outstanding membership interests, profits interests and other equity interests of the Company have been duly authorized, fully paid, are validly issued and non-assessable and were issued in compliance with applicable Laws and not in violation of any agreement or preemptive rights.
(b)    There are (i) no authorized or outstanding subscriptions, warrants, options convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire any equity interests of or in the Company, (ii) no commitments or obligations (contingent or otherwise) on the part of the Company to issue shares, subscriptions, warrants, options, convertible securities, limited liability company interests, membership interests, general partnership interests, limited partnership interests or other similar rights of the Company and (iii) no equity interests of the Company are reserved for issuance for any such purpose. The Company does not have any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity interests. There is no voting trust, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy relating to any equity interests of the Company. The Company does not own, directly or indirectly, any equity interest in any Person.
(c)    There are no outstanding membership interests, profits interests or other equity interests in Redwood MPC other than the Redwood MPC Interests. All of the outstanding membership interests, profits interests and other equity interests of Redwood MPC have been duly authorized, fully paid, are validly issued and non-assessable and were issued in compliance with applicable Laws and not in violation of any agreement or preemptive rights.
(d)    There are (i) no authorized or outstanding subscriptions, warrants, options convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire, any equity interests of or in Redwood MPC, (ii) no commitments or obligations (contingent or otherwise) on the part of Redwood MPC to issue shares, subscriptions, warrants, options, convertible securities, limited liability company interests, membership interests, general partnership interests, limited partnership interests or other similar rights of Redwood MPC and (iii) no equity interests of Redwood MPC are reserved for issuance for any such purpose. Redwood MPC has no any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity interests. There is no voting trust agreement, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy relating to any equity interests of Redwood MPC. Redwood MPC does not own, directly or indirectly, any equity interest in any Person other than the Company.
(e)    Other than Redwood MPC’s ownership in the Company and the Company’s ownership of the Pipeline Interests, no Acquired Company has any rights or ownership in any shares, partnership interests, limited liability company interests, membership interests, units, any other interest or participation that confers on another Person the right to receive a share of the profits and losses, or distribution of assets of, the issuing Person, or any other equity interest in or securities containing equity features or other investments in any Person, or has any obligation or commitment to acquire any such interests or to make any investment in any other Person.
4.4    Operations of Redwood MPC. Redwood MPC has no, and has never had, assets or operations other than its ownership of the membership interests of the Company. There are no Liabilities of Redwood MPC, except Liabilities arising out of or relating to maintaining its corporate existence and good standing in the State of Delaware and in each other jurisdiction in which Redwood MPC is qualified to do business.
4.5    Financial Statements; No Undisclosed Liabilities.
(a)    Schedule 4.5 sets forth true and complete copies of the following (collectively, the “Financial Statements”): management accounts prepared by the Company or any of its Affiliates showing revenues received by the Company for the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024, and the three (3) -months ended March 31, 2025 (the “Balance Sheet Date”). The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as otherwise set forth in the notes thereto); (ii) fairly present, in all material respects, the financial position, results of operations and cash flow of the Company as of the respective dates thereof or for the respective periods set forth therein (except as may be stated in therein or in the notes thereto, if applicable), and (iii) have been prepared consistent with the Records of the Company; provided, however, that the Financial Statements are unaudited and are subject in all respects to normal and recurring year-end adjustments (which will not be material, individually or in the aggregate) and do not contain all footnotes and schedules required in audited financial statements.
(b)    The Company does not have liabilities that would be required to be reflected on or reserved against in a balance sheet (or in the notes thereto) prepared in accordance with GAAP other than liabilities (i) reflected, reserved against or disclosed in the most recent balance sheet for the Company included in the Financial Statements, (ii) incurred since the Financial Statement Date in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law by the Company), or (iii) incurred in accordance with the terms of this Agreement (including any Contract entered into subsequent to the Execution Date pursuant to Section 6.1).
(c)    No Acquired Company has any outstanding Indebtedness.

4.6    Ownership of Property.
(a)    Except as set forth on Schedule 4.6(a), the Company owns one hundred percent (100%) of and has good and valid title to, and owns, beneficially and of record, the Pipeline Interests, free and clear of any Liens except for Permitted Liens. Except for the Pipeline Interests, the Real Property Rights, rights under the Disclosed Contracts or as set forth in Section 4.3, no Acquired Company holds or owns any other property or assets, including any rights or interests in real property or any tangible, personal property.
(b)    Except for the Real Property Rights, there are no other real property rights or interests which are relevant to or otherwise required in connection with the ownership or operation of the Business, including the Pipeline Interests.
(c)    With respect to the Central Penn Line:
(i)    each of the Company, and, to the Knowledge of such Seller, the Operator or the Operator’s subsidiaries, as applicable, has good insurable title in fee simple to all real property currently owned or purported to be owned (each, a “CPL Owned Property”) free and clear of all Liens (other than Permitted Liens);
(ii)    the Company, and, to the Knowledge of such Seller, the Operator or the Operator’s subsidiaries, as applicable, owns or has such consents, easements, rights-of-way, permits, licenses, servitudes, leasehold estates or similar non-possessory interests with respect to any real property (collectively, “CPL Rights-of-Way”) as are necessary to conduct its respective business as currently conducted;
(iii)    to the Knowledge of such Seller, all pipelines, facilities, equipment, personal property and other tangible assets owned or purported to be owned or operated by or on behalf of the Company, the Operator and its subsidiaries (collectively, “CPL Pipelines and Facilities”) are subject to appropriate CPL Rights-of-Way or parcels owned in fee; and
(iv)    to the Knowledge of such Seller, the CPL Pipelines and Facilities are being used, occupied, and maintained in accordance with applicable Law.
(d)    To the Knowledge of such Seller, the CPL Pipelines and Facilities:
(i)    since November 13, 2019, have been in continuous operation, except for temporary cessations for the performance, in the ordinary course of business, of maintenance, repair, replacement, modification, improvement or expansion since their respective in-service dates;
(ii)    are in good condition and repair, except for ordinary wear and tear and routine repairs and maintenance requirements; and
(iii)    are sufficient for the operation of the business of the Central Penn Line, as currently conducted.

(e)    To the Knowledge of such Seller, neither the whole nor any part of the assets used or held for use in the Central Penn Line are subject to any pending suit for condemnation or other taking by any Governmental Authority and no such condemnation or other taking is threatened or contemplated.
(f)     Except as set forth on Schedule 4.6(f), to the Knowledge of such Seller, none of the Operator or its subsidiaries have alienated or encumbered any material assets used or held for use by the Central Penn Line.
4.7    Litigation. Except for the Welded Matters, there is no Litigation pending or, to the Knowledge of such Seller, threatened by any Person (a) against any Acquired Company; (b) which affects any Acquired Company or the Pipeline Interests or the Business; or (c) which challenges or seeks the rescission of this Agreement or seeks to prevent, enjoin, alter, or materially delay the consummation of the transactions contemplated herein by such Seller. There are no outstanding Orders issued or imposed by any Governmental Authority upon any Acquired Company, the Pipeline Interests or the Business which have not been satisfied.
4.8    Taxes.
(a)    All Tax Returns required to be filed by or with respect to any Acquired Company have been timely filed (taking into account extensions) and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete in all material respects.
(b)    All Taxes owed by any Acquired Company, whether or not shown to be due on any such Tax Return, have been timely paid.
(c)    There are no Liens with respect to Taxes on any of the assets of any Acquired Company other than Permitted Liens.
(d)    All Taxes of any Acquired Company, if not yet due or owing, have been adequately accrued and reserved in accordance with GAAP.
(e)    Each Acquired Company has timely withheld, collected or deposited all Taxes required to be so withheld, collected or deposited, as the case may be, and to the extent required, paid to the relevant Tax Authority.
(f)    There is no written claim pending by any applicable Tax Authority in connection with any Tax of any Acquired Company.
(g)    No audit or other administrative or judicial Tax examination or Tax Proceeding by any Tax Authority is being conducted or is pending or threatened in writing with respect to any Acquired Company.
(h)    There are no agreements or waivers providing for an extension of time with respect to the filing of any Tax Returns of any Acquired Company (other than an automatic extension of time not requiring the consent of the IRS or any other applicable Tax Authority).

(i)    Each Acquired Company is, and has been at all times since November 13, 2019, classified for U.S. federal income Tax purposes as a disregarded entity. Each Acquired Company was, at all times from its formation through November 12, 2019, classified for U.S. federal income Tax purposes as either a disregarded entity or a partnership.
(j)    No extension or waiver of a statute of limitations relating to, or the period for the collection or assessment by a taxing authority of, Taxes is in effect with respect to any Acquired Company for any Tax period, and there are no outstanding written requests or written demands by any Tax Authority to extend or waive any such period of limitation or collection or assessment.
(k)    No claim or nexus inquiry has been made in writing by a Tax Authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be required to file Tax Returns or pay Taxes in that jurisdiction.
(l)    No Acquired Company participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Tax Law).
(m)    Except as set forth in Schedule 4.8, no Acquired Company (i) is a party to any Tax allocation or sharing agreement, (ii) is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than groups the common parent of which are or were any of Sellers) or (iii) otherwise has any liability for the Taxes of any Person.
4.9    Absence of Changes. Except to the extent of actions taken from and after the Execution Date that are permitted under and in compliance with Section 6.1, since the Financial Statement Date, (a) the Business has been conducted by the Acquired Companies in the ordinary course of business consistent with past practice; (b) there has been no change, event or loss affecting the Acquired Companies or the Business that has had or would reasonably be expected to have a Material Adverse Effect; (c) such Seller and the Acquired Companies have not taken any action that would require consent or be required to be disclosed under Section 6.1; (d) there has been no redemption, purchase or acquisition of the capital stock of the Acquired Companies; (e) there has been no material change in any method of accounting or accounting practice of the Acquired Companies, except as required by GAAP or as disclosed in the notes to the Financial Statements; and (f) there has been no acceleration, termination, material modification to or cancellation of any material Contract (including, but not limited to, any Disclosed Contract) to which any Acquired Company is a party or by which such party is bound.
4.10    Contracts.
(a)    Except as otherwise disclosed in Schedule 4.10(a) and except for the Real Property Rights, there are no outstanding Contracts (i) to which any Acquired Company is a party, or (ii) by which such Acquired Company’s respective assets are bound (except in the case of clause (ii) with respect to any Contracts in connection with or related to the operation of the Central Penn Line), as of the Execution Date that are material to the Business. The Contracts identified in Schedule 4.10(a) are hereafter referred to as the “Disclosed Contracts”. True, accurate and complete copies of each Disclosed Contract with respect to each Acquired Company have been made available to Buyers.

(b)    Except as described in Schedule 4.10(b), (i) each Disclosed Contract is valid and in full force and effect according to its terms with respect to any Acquired Company that is party thereto and, to the Knowledge of such Seller, with respect to each other party thereto, (ii) no Seller, Acquired Company nor, to the Knowledge of such Seller, any other Person is in default or breach under any such Disclosed Contract, (iii) no event has occurred which (with notice or lapse of time, or both) would constitute a breach, violation, default or event of default by any Acquired Company, or to the Knowledge of such Seller, any other party, including Buyers, under the terms of any Disclosed Contract, (iv) each of the Disclosed Contracts constitutes the legal, valid and binding obligation of the applicable Acquired Company and, to the Knowledge of such Seller, constitutes the valid and binding obligation of the other parties thereto, (v) no party to a Disclosed Contract has provided, nor has such Seller or any Acquired Company received, any written notice regarding a breach of or written notice to terminate such Disclosed Contract and (vi) neither such Seller nor any Acquired Company is currently participating in any active discussions or negotiations regarding termination, modification of or amendment to any Disclosed Contract.
4.11    Compliance with Laws; Permits.
(a)    Each Acquired Company and the Business and, to the Knowledge of such Seller, the Operator is and has been, since November 13, 2019, in compliance in all material respects with all Laws applicable to such Acquired Company and the operation of its Business, as applicable, and neither such Seller nor any Acquired Company, nor to the Knowledge of such Seller, the Operator, has, since November 13, 2019, received any written communication from a Governmental Authority that alleges that any such Acquired Company or the Business is not in compliance with or is in default or violation, in any material respect, of any applicable Law which has not been fully and finally resolved or settled.
(b)    Each Acquired Company and the Operator possesses all Permits required by applicable Law to properly conduct the Business (the “Material Permits”). All such Material Permits are in full force and effect. Each Acquired Company is in compliance with such Material Permits in all material respects. No suspension or cancellation of any such Material Permit is pending or, to the Knowledge of such Seller, threatened. True, correct and complete copies of all Material Permits possessed by any Acquired Company have been made available to Buyers. The representations in this Section 4.11(b) with respect to the Operator and any Material Permits possessed by the Operator are made solely to the Knowledge of such Seller.
4.12    Environmental Matters.
(a)    Each Acquired Company and the Business is and has been, since November 13, 2019, in compliance with all applicable Environmental Laws.
(b)    To the Knowledge of such Seller, no Litigation is threatened or pending against any Acquired Company or the Business alleging the violation of or Liability under any applicable Environmental Laws.
(c)    No Acquired Company has received written notice from any Governmental Authority or any private or public Person claiming any violation of or Liability under any applicable Environmental Laws.

(d)    All permits, registrations, licenses and authorizations required to be obtained by any Acquired Company under any applicable Environmental Laws in connection with such Acquired Company’s operations (including the Business) since November 13, 2019 have been duly obtained and each Acquired Company and the Business is and has been, since November 13, 2019, in compliance with all such permits, registrations, licenses and authorizations.
(e)    Except as set forth on Schedule 4.12, to the Knowledge of such Seller, since November 13, 2019, there has been no Environmental Release of any Hazardous Material on, at, under or from the Central Penn Line or associated with the Business that has given rise to, or could reasonably be expected to give rise to, any remedial or corrective obligation or any Liability on the part of any Acquired Company or the Business under Environmental Laws.
(f)    No Acquired Company has assumed any Liability, including any obligation for remedial action, of any other Person relating to Environmental Laws.
4.13    International Trade. Each Acquired Company is and has been in compliance with applicable Sanctions, export and import controls, and antiboycott laws and regulations (collectively “Trade Laws”). None of the Acquired Companies, nor any of their respective directors, officers, or, to the Knowledge of the Acquired Companies, employees, agents, or any other Persons authorized to act, or acting, on behalf of the Acquired Companies, is a Sanctioned Person. To the knowledge of the Acquired Companies, the Acquired Companies are not and have not been under investigation by any government authority with respect to any violation of Trade Laws. The Acquired Companies maintain, or have been subject to, systems of internal controls designed to ensure compliance with Trade Laws.
4.14    Employees; Employee Benefit Plans.
(a)    No Acquired Company currently employs or engages, or has ever, since November 13, 2019, employed or engaged, any employees, contractors, consultants, or other individual service providers, and no Acquired Company has extended any offer of employment or service to any potential employee or other potential individual service provider that is outstanding as of the Execution Date. No Acquired Company is or has been at any time since November 13, 2019, a joint employer with any other Person with respect to any employees, independent contractors, or leased workers. No Acquired Company currently has, or has ever had since November 13, 2019, any liability with respect to any employee, independent contractor or consultant who has been employed or otherwise engaged by the Controlled Group and provided services with respect to any Acquired Company. There is no Litigation currently pending or, to the Knowledge of such Seller, threatened against any of the Acquired Companies, which relate to any such Acquired Company’s status as an employer (including as a joint employer or alter ego under applicable Law). No Acquired Company is or, since November 13, 2019, has ever been a party to or bound by any labor contract or similar agreement with any labor organization.
(b)    No Acquired Company maintains, participates in or has any obligation to contribute to any Employee Benefit Plans. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be, or could become, a liability following the Closing Date of Buyers, any Acquired Company or any of its Affiliates.

4.15    Intellectual Property. No Acquired Company owns, licenses or uses any material Intellectual Property, including in connection with the Business. To the Knowledge of such Seller, the operation of the Business does not infringe or misappropriate any Intellectual Property rights of any other Person.
4.16    Transactions with Affiliates. Except as set forth in Schedule 4.16, there are no Contracts between (a) any Acquired Company, on the one hand, and (b) such Seller or any other Related Party, on the other hand, other than the Organizational Documents of the Acquired Companies. No Related Party has any interest in any property (real, personal, or mixed), tangible or intangible, used or currently intended to be used by any Acquired Company or in connection with the Pipeline Interests or the Business. No Acquired Company provides or causes to be provided any material assets, services or facilities to any Related Party. No Related Party has loaned money to or borrowed money from any Acquired Company.
4.17    Certain Payments. None of the Acquired Companies, such Seller, or, to the Knowledge of such Seller, the Operator or anyone acting on their behalf, including any officer, director, employee, independent contractor, consultant or agent, has directly or indirectly authorized, paid or delivered or agreed to pay or deliver any fee, commission or other sum of money or item of property, however characterized, or anything of value to or for the benefit of any Person, “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office foreign, federal, state, provincial or local government official or other party, including any political party or official thereof or candidate for political office, for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, (c) securing any improper advantage, or (d) that is in any manner related to any Acquired Company, the Business, the Central Penn Line or the Operator that is illegal or improper under any Law, and in the case of clauses (a), (b) and (c) above in order to assist any Acquired Company, the Operator or any of their respective Affiliates in obtaining or retaining business for or with, or directing business to, any person. None of Sellers, the Acquired Companies or, to the Knowledge of such Seller, the Operator or any director, officer, employee or agent thereof has made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful contribution, gift, or payment of funds or received or retained any funds in violation of any applicable law, rule or regulation. None of the Acquired Company entities or, to the Knowledge of such Seller, the Operator or any Acquired Company’s or Operator’s officers, directors or employees is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law.
4.18    Records. All Records that are in the possession of such Seller or its Affiliates (a) are complete and correct in all material respects, (b) have been maintained in all material respects in accordance with reasonable business practices and GAAP where applicable, including the maintenance of an adequate system of internal controls, and (c) have been kept with reasonable detail so that such books, records and files accurately and fairly reflect, in all material respects, the transactions, acquisitions and dispositions of the Acquired Companies and all actions taken by the Acquired Companies’ members, officers, board of managers or directors, and committees thereof.

4.19    Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by or, to the Knowledge of such Seller, threatened against any Acquired Company or its assets or properties. To the Knowledge of such Seller, there are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by, or threatened against the Operator or its assets or properties.
4.20    Officers; Bank Accounts. Schedule 4.20 sets forth a complete and accurate list of all officers of the Acquired Companies. No Acquired Company maintains any deposit, demand, time, savings, passbook, security or similar accounts with any bank or financial institution.
4.21    Insurance. To the Knowledge of such Seller, the Operator is in compliance with all applicable insurance requirements under the C&O Agreements and the O&M Agreement and has in place policies of insurance in sufficient amounts and scope in accordance with the terms and provisions of the C&O Agreements and the O&M Agreement.
4.22    Regulatory Status.
(a)    Except as set forth in Schedule 4.22, none of the Acquired Companies is (i) a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the FERC thereunder (“NGA”), (ii) a common carrier pipeline under the Interstate Commerce Act, 49 U.S.C. § 1, et seq. (1988) (“ICA”), (iii) a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder, or (iv) a holding company or a gas utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).
(b)    Each Acquired Company is in compliance in all material respects with all necessary regulatory authorizations, licenses, certifications, status or approvals from the applicable Governmental Authority to conduct its respective business as currently conducted and such authorizations and approvals are final and in full force and effect.
(c)    The Operator has not provided to any Seller or Acquired Company notice (whether written or oral) that any of the filings required to be made by the Operator with (i) FERC under the NGA, ICA, PUHCA or any implementing regulations, (ii) the Department of Transportation, (iii) the Department of Energy, (iv) the Federal Communications Commission, or (v) any applicable state commission or department, as the case may be, have not been made, including any forms, statements, reports, notices, agreements or any documents, exhibits, amendments or supplements appertaining thereto, including any rates, tariffs or related documents, or any such filings complied, as of their respective dates, and, as amended or supplemented, with all Laws.
4.23    Credit Support. Schedule 4.23 sets forth an accurate and complete list of all cash collateral, letters of credit, guarantees, bonds, deposits, indemnities or other forms of credit assurances or credit support provided by any Seller, any Affiliate of any Seller, or any member of the Acquired Companies with respect to (i) any Acquired Company, the Business, the Central Penn Line or the assets of any Acquired Company or (ii) securing the performance of any Seller, any Affiliate of any Seller, Acquired Company, or third party with respect to any Contracts or other obligations relating to any Acquired Company, the Business, the Central Penn Line, their respective assets or business, including with respect to the Pipeline Interests (collectively, “Credit Support”), and, in each case, identifies the underlying contract under which such Credit Support is posted and the required amount of such Credit Support.
4.24    Shippers. None of Sellers, any Acquired Company, or, to the Knowledge of such Seller, the Operator has received any written or oral notice that any shipper who as of the Execution Date transports natural gas on the Central Penn Line plans to terminate or cancel its relationship with or materially decrease, limit or modify the amount of existing or planned business done with any Acquired Company or the Operator, as applicable. The Operator has not provided to Sellers, any Affiliate of Seller, or any Acquired Company any written or oral notice that (i) any such shipper intends to terminate or cancel or otherwise substantially modify its relationship with any Acquired Company or the Operator or to materially decrease or limit the amount of business done with the Acquired Company or the Operator in connection with the Central Penn Line, (ii) any such shipper is otherwise involved in or has advised or threatened any Acquired Company or the Operator of any material problem or dispute against or otherwise involving the Central Penn Line or the Business and (iii) any such shipper is or will be the subject of any voluntary or involuntary bankruptcy, solvency or other similar proceeding.
4.25    No Other Representations or Warranties. Such Seller is not making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in Article III or this Article IV (in each case, as modified by the Disclosure Schedules), and such Seller hereby disclaims any such other representations or warranties.
ARTICLE V
REPRESENTATIONS AND WARRANTIES RELATING TO BUYERS
Each Buyer hereby represents and warrants to each Seller severally and not jointly, solely with respect to itself, and, for the avoidance of doubt, not with respect to the other Buyer, that, as of the Execution Date and as of the Closing Date:
5.1    Organization. Such Buyer is a limited liability company or a limited partnership, duly organized, validly existing and in good standing under the Laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is qualified to do business in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Buyer’s ability to perform its obligations hereunder or to consummate the Transactions.
5.2    Authorization; Enforceability. Such Buyer has all requisite limited liability company or limited partnership power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents to which such Buyer is a party and the consummation of the Transactions have been duly and validly authorized and approved by all requisite limited liability company or limited partnership action on the part of such Buyer, and no other authorization on the part of such Buyer is necessary to authorize this Agreement. This Agreement and the other

Transaction Documents to which such Buyer is a party have been or will be duly and validly executed and delivered by such Buyer and, assuming due execution by the other Parties hereto, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to General Enforceability Exceptions.
5.3    No Conflict. The execution and delivery by such Buyer of this Agreement and the other Transaction Documents to which such Buyer is a party and the consummation of the Transactions by such Buyer, assuming receipt of HSR Approval and all required filings, consents, approvals, authorizations and notices set forth in Schedule 5.3 required to be made, given or obtained by it have been so made, given or obtained, do not:
(a)    violate or conflict with any provision of the Organizational Documents of such Buyer;
(b)    violate any Law applicable to such Buyer or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority; or
(c)    require any consent under, constitute (with or without notice or lapse of time or both) a default under, result in any breach of, or give any Person any rights of termination, acceleration or cancellation of, any material Contract to which such Buyer or any of its assets or businesses is or are bound.
5.4    Litigation. There is no Litigation pending or, to the actual Knowledge of such Buyer, threatened against such Buyer, and there are no Orders binding upon such Buyer that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Buyer’s ability to perform its obligations hereunder or to consummate the Transactions.
5.5    Financial Ability; Source of Funds.
(a)    Buyer 1 has sufficient liquid and unencumbered assets (or the right to obtain such assets) to fund an amount up to Buyer 1’s Pro Rata Portion of the Required Payments and to otherwise satisfy its obligations under this Agreement, and, until the Closing, shall maintain at least such amount of liquid and unencumbered assets (or the right to obtain such assets) as appropriate to satisfy Buyer 1’s obligations under this Agreement and in connection with the Transactions.
(b)    Buyer 2 has delivered to Sellers a true, correct and complete copy of the Equity Commitment Letter pursuant to which the Equity Sponsor is obligated to fund an amount up to Buyer 2’s Pro Rata Portion of the Required Payments upon satisfaction of the conditions precedent set forth in Section 8.1 and Section 8.2 (as further provided in the Equity Commitment Letter and this Agreement), and which establishes Sellers as third-party beneficiaries under the Equity Commitment Letter.
(c)    Buyers have delivered to Sellers a true, correct and complete copy of the Debt Commitment Letter.
(d)    As of the Execution Date, (i) each of the Equity Commitment Letter and the Debt Commitment Letter is in full force and effect and has not been amended or modified in any respect since the date of such letter and (ii) the commitments contained in the Equity

Commitment Letter and the Debt Commitment Letter have not been withdrawn, modified, reduced, or rescinded in any respect since the date of such letter. As of the Execution Date, each of the Equity Commitment Letter and the Debt Commitment Letter constitutes a valid, binding, and enforceable obligation of the applicable Buyer that is party thereto and the Equity Sponsor, and to the Knowledge of such Buyer, the other Financing Sources named therein, subject, in each case, only to the satisfaction or waiver of the conditions set forth therein and in any Fee Letter (as defined below) in accordance with the terms thereof, except, in each case, as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles. Other than the Debt Commitment Letter, Equity Commitment Letter and, in each case, fee letters entered into in connection therewith (copies of which, with customary redactions, have been provided to Sellers) (the “Fee Letters”), there are no side letters, other agreements or other arrangements that would permit the Equity Sponsor or the other Financing Sources to reduce the amount of the Equity Financing or Debt Financing, as applicable, that would otherwise impose additional conditions on the availability of the Equity Financing or the Debt Financing, as applicable, on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full net proceeds (or any portion) of the Debt Financing or the Equity Financing at or prior to the Closing, other than as expressly set forth in the Equity Commitment Letter, Debt Commitment Letter and the Fee Letters (if any). As of the Execution Date, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute a default or breach under the Equity Commitment Letter or the Debt Commitment Letter on the part of the applicable Buyer that is party thereto or, to the Knowledge of such Buyer, any other party to the Equity Commitment Letter or the Debt Commitment Letter, (B) assuming the conditions to Closing set forth herein are fully satisfied, constitute or result in a failure to satisfy a condition set forth in the Equity Commitment Letter or the Debt Commitment Letter or (C) to the Knowledge of such Buyer, otherwise result in any portion of the Equity Financing or the Debt Financing, as applicable, not being available. As of the Execution Date, the applicable Buyer party to such Contract has fully paid any and all commitment fees or other fees specifically required by the Equity Commitment Letter, the Debt Commitment Letter or any Fee Letter to be paid on or before the Execution Date.
(e)    The aggregate proceeds from the Debt Financing, the Equity Financing, and from Buyer 1, assuming such proceeds are fully funded by Buyer 1 and by Buyer 2 (whether paid directly by Buyer 2 or based on the contribution from the Equity Sponsor pursuant to the terms of the Equity Commitment Letter) constitute all of the proceeds required by Buyers to consummate the Transactions and to satisfy Buyers’ respective obligations under this Agreement at the Closing, including, with respect to the Equity Financing, solely for the purpose of providing sufficient cash to allow Buyer 2 to fund its Pro Rata Portion of the Closing Payment Amount payable at the Closing, the payment of Buyer 2’s Pro Rata Portion of any fees and expenses required to be borne by Buyer 2 at the Closing, including pursuant to Sections 2.4(b), 6.5(b), 7.3 and 11.4 of this Agreement (with the understanding that expenses under Section 11.4 of this Agreement are limited to applicable filing fees in connection with filings to be made under the HSR Act), and the payment of Buyer 2’s Pro Rata Portion of any enforcement costs reimbursable to Sellers, if any, in connection with any successful action to seek specific performance of the obligations of Buyer 2 under Section 11.13(b) of this Agreement (collectively, the “Required Payments”).

(f)    All funds paid to Sellers shall not have been derived from, or constitute, either directly or indirectly, the proceeds of any criminal activity under the anti-money laundering laws of the United States or any other jurisdiction.
(g)    Notwithstanding anything contained in this Agreement to the contrary, such Buyer acknowledges and agrees that such Buyer’s obligations hereunder are not conditioned in any manner whatsoever upon the receipt by, or availability of any funds or financing to, such Buyer or any of its Affiliates.
5.6    Solvency. There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by or, to the Knowledge of such Buyer, threatened against such Buyer.
5.7    Investment Representation. Such Buyer is acquiring the Acquired Interests for its own account as an investment and not with a view to sell, transfer or otherwise distribute all or any part thereof to any other Person in any transaction that would constitute a “distribution” within the meaning of the Securities Act. Such Buyer acknowledges that it can bear the economic risk of its investment in the Acquired Interests, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in all of the Acquired Interests. Such Buyer is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act. Such Buyer understands that neither the offer nor sale of the Acquired Interests has or will have been registered pursuant to the Securities Act or any applicable state securities Laws, that all of the Acquired Interests will be characterized as “restricted securities” under federal securities Laws and that, under such Laws and applicable regulations, none of the Acquired Interests can be sold or otherwise disposed of without registration under the Securities Act or an exemption thereunder.
5.8    Operation of Central Penn Line. Such Buyer acknowledges, agrees and understands the following:
(a)    Except as provided for in the Disclosed Contracts, the Operator is the operator of the Central Penn Line with sole and exclusive oversight of the management and operations thereof, and neither the Company nor any Seller has any authority over the management or operations of the Central Penn Line.
(b)    Any rights of the Company relating to or in any way connected with the operation of the Central Penn Line are exclusively set forth in the Disclosed Contracts, including any information or audit rights and the right to receive fixed monthly payments from the Operator in consideration for leasing the Pipeline Interests to the Operator.
5.9    Independent Investigation. SUCH BUYER ACKNOWLEDGES AND AGREES THAT IT HAS MADE ITS OWN INDEPENDENT INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING, SELLERS, THE ACQUIRED INTERESTS, THE ASSETS, PROPERTIES AND LIABILITIES OF THE ACQUIRED COMPANIES, THE BUSINESS AND THE TRANSACTIONS.
5.10    No Reliance. Such Buyer acknowledges and agrees that (a) in making such Buyer’s decision to enter into this Agreement and to consummate the Transactions, such Buyer has relied solely upon such Buyer’s own independent judgment and the express representations and warranties as set forth in Article III, Article IV of this Agreement, as applicable (including related portions of the Disclosure Schedules), and (b) none of Sellers, the Acquired Companies or any other Person has made any representation or warranty, including as to Sellers, the Acquired Interests, the assets, properties and liabilities of any of the Acquired Companies, the Business and the transaction contemplated by this Agreement, except as expressly set forth in Article III, Article IV of this Agreement (including the related portions of the Disclosure Schedules).
5.11    No Other Representations or Warranties. Such Buyer is not making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Article V (as modified by the Disclosure Schedules), and such Buyer hereby disclaims any such other representations or warranties.
ARTICLE VI
COVENANTS
6.1    Conduct of Business.
(a)    From the Execution Date through the Closing, or, if earlier, the date this Agreement is terminated pursuant to Section 10.1, except as otherwise contemplated or permitted by this Agreement (including with respect to the matters contemplated by the other schedules, annexes and exhibits attached hereto), as required by applicable Law or as consented to by Buyers in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall, and shall cause the Acquired Companies to:
(i)    provide its consent to, or vote in favor of (or shall not provide its consent or vote against, as applicable) as directed by Buyers, any action for which its consent or vote is required, including under the Organizational Documents of the Acquired Companies and under the Disclosed Contracts;
(ii)    operate in the usual and ordinary course of business consistent with past practice in all material respects;
(iii)    use Commercially Reasonable Efforts to preserve in all material respects the Acquired Companies’ present business operations and organization and relationships, including with the Operator and any employees, customers, suppliers and creditors;
(iv)    use Commercially Reasonable Efforts to keep and maintain the Records in the usual and ordinary course of business consistent with past practice;
(v)    provide prompt written notice to Buyers following receipt by Sellers, any Acquired Company or any of their respective Affiliates of any written notice of a material violation or alleged material default or material breach of any Law, Disclosed Contract or Material Permit by any Acquired Company or any Law, Disclosed Contract or Permit affecting the Pipeline Interests or the Business;

(vi)    provide prompt written notice to Buyers following receipt by any Seller, any Acquired Company or any of their respective Affiliates of any lawsuit or written claim from any Third Party seeking to restrain the Transactions or seeking damages with respect to the Transactions;
(vii)    upon becoming aware of any facts, circumstances or events resulting in all or any portion of the Acquired Companies’ assets (including for the avoidance of doubt, the Central Penn Line) suffering any Material Adverse Effect or Casualty Loss, providing Buyers with prompt written notice of, and reasonable updates regarding, such facts, circumstances or events; and
(viii)    provide prompt written notice to Buyers of the receipt of any capital call or other request for payment under either of the C&O Agreements and pay in full, when and as due, such Acquired Company’s pro rata share of any and all capital contributions or other valid payment requests that may be called or are otherwise validly required to be paid by such Acquired Company pursuant to the C&O Agreements.
(b)    Notwithstanding anything to the contrary herein, except as otherwise contemplated or permitted by this Agreement (including with respect to the matters contemplated by the other schedules, annexes and exhibits attached hereto), Sellers shall not, and shall not permit any Acquired Company to, without the prior written consent of Buyers (which consent shall not be unreasonably withheld, conditioned or delayed with respect to Section 6.1(b)(viii)):
(i)    sell, transfer, convey, lease, assign or otherwise dispose of or permit any Lien (except Permitted Liens) on any assets or properties, except in the ordinary course of business;
(ii)    amend its Organizational Documents;
(iii)    liquidate, dissolve, recapitalize, reorganize, or otherwise wind up;
(iv)    change its accounting methods, policies or practices, except as required by GAAP;
(v)    merge or consolidate with, or purchase, directly or indirectly, any material assets or substantially all of the assets or businesses of, or equity interests in, or make an investment in, any Person (other than capital contributions to such Acquired Company in accordance its Organizational Documents);
(vi)    issue or sell any equity interests, notes, bonds or other securities of such Acquired Company, or any option, warrant or right to acquire the same;
(vii)    (A) redeem, purchase or acquire or offer to purchase or acquire any of the equity interests of such Acquired Company, (B) effect any reorganization or recapitalization of such Acquired Company, or (C) split, combine or reclassify any of the equity interests of such Acquired Company;

(viii)    enter into, accelerate, assume, terminate, cancel, extend, modify or amend any Disclosed Contract or any Contract that would have been a Disclosed Contract if entered into, assumed, modified or amended prior to the Execution Date;
(ix)    take any material action under any Disclosed Contract other than in the ordinary course of business or as required by the terms of such Contract;
(x)    terminate or fail to renew any Material Permit;
(xi)    provide consent to the taking of any material action under Section 3.2 of the O&M Agreement;
(xii)    incur, create, or otherwise become liable for any Indebtedness, guarantee any debt or obligations of any Person (other than, in the case of Sellers, with respect to the Meade Indebtedness), or grant any Lien on such Acquired Company, including their assets and properties, or the equity interests of such Acquired Company;
(xiii)    make any regulatory filing other than in the ordinary course of business;
(xiv)    settle any material lawsuits or claims or otherwise waive any material right with respect to such Acquired Company or the Pipeline Interests;
(xv)    make or change any method of accounting or Tax election, file any amended Tax Return, make any Tax amnesty filing or other voluntary Tax disclosure, enter into any closing or other Tax agreement with a Tax Authority, settle or compromised any Tax claim or audit, or extend or waive any statute of limitations; or
(xvi)    agree, whether in writing or otherwise, to do any of the foregoing;
provided, however, that if Sellers request consent from Buyers to do any of the actions set forth in Section 6.1(b)(i) through (xvi) and, upon receipt thereof, Buyers do not respond to such request within five (5) Business Days, Buyers shall be deemed to have consented to such request. Buyers’ receipt of information pursuant to this Section 6.1 shall not operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Sellers in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.
Further, Buyers acknowledge and agree that, notwithstanding anything herein to the contrary, (A) the Operator has the right to take certain of the actions set forth in Section 6.1(b)(i) through (xvi) pursuant to the Disclosed Contracts without Sellers’ consent, and (B) the Operator’s taking of such actions without Sellers’ consent shall not constitute a breach of this Section 6.1(b).
6.2    Access.
(a)    Prior to the Closing Date or, if earlier, until the date this Agreement is terminated pursuant to Section 10.1, each Seller shall afford (and shall cause the Acquired Companies to afford) to Buyers and their authorized Representatives reasonable access, during normal business hours, to (i) the Records (A) of the Acquired Companies, or (B) in the possession or control of Sellers or any of their Affiliates or Representatives and with respect to the Pipeline Interests, the Central Penn Line, or the Business, and (ii) the appropriate officers and employees of Sellers, their applicable Affiliates and the Acquired Companies, in each case, as reasonably requested by Buyers; provided, however, that such access shall be subject to and in accordance with the terms and conditions of the Disclosed Contracts, shall only be upon reasonable advance written notice, shall not unreasonably disrupt personnel or operations of the Business, and shall be at Buyers’ sole cost and expense in accordance with their Pro Rata Portion. Each applicable Seller shall have the right to have Representatives present at all times during any inspections, interviews and examinations. Notwithstanding the foregoing, Buyers shall have no right of access to, and no Seller shall have any obligation to provide to Buyers, (1) information relating to bids received from Third Parties in connection with transactions similar to those contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids; (2) any information the disclosure of which would reasonably be expected to jeopardize any privilege relating to such information available to any of the Acquired Companies, any Seller or any Affiliate of any Seller or would reasonably be expected to cause any of the Acquired Companies, any Seller or any Affiliate of any Seller to breach a confidentiality obligation; (3) any information the disclosure of which would reasonably be expected to result in a violation of Law; or (4) any financial or proprietary information of or regarding any Seller or its Affiliates (excluding the Acquired Companies) or any other information regarding such Seller or its Affiliates (excluding the Acquired Companies) which such Seller reasonably deems in good faith commercially sensitive; provided, that with respect to any such information described in clauses (2), (3) and (4), Sellers shall, or shall cause, such information shall be disclosed to Buyers in summary form and each Seller shall reasonably cooperate with Buyers to make such information available to the extent legally permissible, including by implementing reasonable alternative disclosure arrangements that comply with applicable Law and preserve confidentiality or privilege, as applicable. It is further agreed that neither Buyers nor their Representatives shall contact any of the employees, customers, suppliers, contractors, lenders, landlords, licensors or Persons that have a business relationship with any Acquired Company in connection with the Transactions or the assets of any Acquired Company, whether in person or by telephone, mail or other means of communication, without the specific prior authorization of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed, and without Representatives of Sellers being present.
(b)    Buyers shall severally and not jointly in a proportion based on such Buyer’s Pro Rata Portion, release, indemnify, defend and hold harmless the Seller Indemnitees effective as and from the Execution Date, from and against any claims, demands, actions, causes of action or Losses that they or any of them may suffer or incur, or that may be made or brought against any of them, as a result of, in respect of, or arising out of any injury to any Person or property resulting from or relating to the activities of Buyers or their Representatives under Section 6.2(a) except to the extent that such claims, demands, actions, causes of action or Losses are caused by or result from the gross negligence or willful misconduct of any Seller Indemnitee or result from matters discovered during such activities under Section 6.2(a) by Buyers or their Affiliates or Representatives to the extent such discoveries are of pre-existing conditions not caused or exacerbated by Buyers or such Persons. The foregoing indemnification obligation shall survive termination of this Agreement.
(c)    From and after the Closing, Buyers shall preserve and keep the Records of the Acquired Companies (including all accounting records) to the extent relating to events that occurred prior to the Closing for a period of five (5) years from the Closing, or for any longer period as may be required by any Governmental Authority or ongoing Litigation. If Buyers wish to destroy such Records after the expiration of such time period and prior to the seven (7)-year anniversary of the Closing Date, they shall use Commercially Reasonable Efforts to give thirty (30) days’ prior written notice to Sellers, and Sellers shall have the right at their option and expense, upon prior written notice within such thirty (30)-day period, to take possession of the Records that existed as of the Closing Date, to the extent such Records are applicable to Sellers or its Affiliates, within thirty (30) days after the date of Buyers’ notice to Sellers. From and after the Closing, Buyers agree, upon reasonable prior notice from Sellers, during normal business hours and at Sellers’ sole cost and expense, to provide Sellers access to or copies of Records of the Acquired Companies to the extent (i) relating to events that occurred prior to the Closing, (ii) needed for a legitimate business purpose, and (iii) such Records are applicable to Sellers. Notwithstanding the foregoing, Sellers shall have no right of access to, and none of Buyers nor their Affiliates (including from and after the Closing, the Acquired Companies) shall have any obligation to provide to Sellers access or copies of Records or to disclose any other information to Sellers if such access, Records or disclosure (1) may jeopardize any attorney-client or other legal privilege (including with respect to the Meade Litigation or the Transfer Tax Escrow Dispute), including in a manner that would adversely affect in any material respect the position of any Buyer or any of its Affiliates (including from and after the Closing, the Acquired Companies) in any pending or, what such Buyer believes in good faith reasonably expected to be, future litigation, (2) is reasonably pertinent to any Litigation in which any Seller (or their respective Affiliates), on the one hand, is adverse to any Buyer or any of its Affiliates (including from and after the Closing, the Acquired Companies), on the other hand, (3) may contravene any Laws or Contract or cause any Buyer or any Affiliate of such Buyer (including from and after the Closing, the Acquired Companies) to breach a confidentiality obligation, or (4) is reasonably deemed by any Buyer in good faith to be commercially sensitive, including any financial or proprietary information of or regarding such Buyer or its Affiliates (including from and after the Closing the Acquired Companies), unless in the case of any such information described in clause (3) and (4), such applicable Buyer can reasonably implement a reasonable alternative disclosure arrangement that complies with applicable Law and preserves confidentiality or privilege, as applicable.
6.3    Financing Efforts.
(a)    From the Execution Date through and following the Closing Date, or until the termination of this Agreement in accordance with its terms, Buyer 2 shall use reasonable best efforts to take, and cause to be taken, all actions and to do, and to cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter on the Closing Date (in an amount sufficient to pay Buyer 2’s Pro Rata Portion of the Purchase Price) including using reasonable best efforts to (i) comply with and maintain in full force and effect the Equity Commitment Letter and the Fee Letters, (ii) satisfy or cause to be waived on a timely basis (and, in any event, at or prior to the Closing) all conditions to funding the Equity Financing to the extent within control of Buyer 2 and (iii) upon the satisfaction of all conditions set forth in the Equity Commitment Letter and Fee Letters, consummate the Equity Financing at or concurrently with the Closing. Buyer 2 shall not amend, amend and restate, replace, supplement or otherwise modify or waive any of its rights or obligations under the Equity Commitment Letter or Fee Letters in any materially adverse manner; provided that, for the avoidance of doubt, Buyer 2 may amend, waive, supplement or otherwise modify the Equity Commitment Letter or Fee Letters so long as such amendment, waiver, supplementation or modification would not (A) reduce the aggregate amount of the Equity Financing to an amount less than the amount required for its Pro Rata Portion of the Required Payments, or (B) impose new or additional conditions or otherwise expand, amend or modify in a manner adverse to Buyer 2 any of the conditions to the Equity Financing, or otherwise expand, amend or modify any other provision of the Equity Commitment Letter or Fee Letters, in a manner that would reasonably be expected to materially delay or prevent or make materially less likely the funding of the Equity Financing (or the satisfaction of the conditions to the Equity Financing) on the Closing Date or materially impair the ability of Buyer 2 to consummate the Transactions.
(b)    Each Seller agrees to use its reasonable best efforts to provide such assistance (and to cause the Acquired Companies and to use reasonable best efforts to cause its and their respective personnel and advisors to use reasonable best efforts to provide such assistance) with the Debt Financing as is reasonably requested by Buyers including:
(i)    reasonably assisting with the preparation of customary materials, including but not limited to the preparation of authorization letters, one or more confidential information memoranda or other marketing or syndication materials;
(ii)    to cause its independent accountants and counsel to provide assistance to Buyers for fees consistent with any Seller’s or any Acquired Company’s existing arrangements with such accountants and counsel;
(iii)    furnishing Buyers, and the Debt Financing Sources with any requested financial information, including (A) the historical financial statements of any Sellers and/or any Acquired Company necessary to satisfy the conditions precedent set forth in the Debt Commitment Letter or Fee Letter, (B) such other financial information necessary to enable Buyers to prepare (on or prior to the times required in the Equity Commitment Letter or the Debt Commitment Letter) a pro forma consolidated balance sheet and a related pro forma consolidated statement of income of the borrower (under the Debt Financing) and its subsidiaries as of and for the twelve (12)-month period ended at least forty-five (45) days prior to the Closing Date, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other statement of income), which reflect adjustments customary for Rule 144A transactions and (C) any other financial information reasonably requested by Buyers to consummate the Debt Financing;
(iv)    furnishing Buyers and the Debt Financing Sources at least three (3) Business Days prior to the Closing Date, with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001), as reasonably requested by Buyers;
(v)    cooperating with Buyers’ and Debt Financing Sources’ reasonable due diligence investigation and evaluation of the assets and properties of each Acquired Company for the purpose of establishing collateral arrangements and otherwise reasonably facilitating the pledging of collateral and execution and delivery of definitive pledge and security documents and other financing documents or other certificates or documents as may be reasonably requested by Buyers or any Debt Financing Source to consummate the Debt Financing;
(vi)    obtaining customary payoff letters, Lien terminations and instruments of discharge to be delivered at the Closing Date to allow for the payoff, discharge and termination in full on the Closing Date of any indebtedness secured by Liens on the Acquired Interests; provided, that Sellers shall provide Buyers drafts of any Payoff Letters, and all notices, documents, filings and other instruments to be prepared to evidence the release of all Liens in connection therewith, no later than two (2) Business Days prior to the Closing Date;
(vii)    providing reasonable assistance in the preparation of definitive and ancillary documentation in connection with the Debt Financing (including credit agreements, intercreditor agreements, pledge and security documents, guaranty documents and certificates, legal opinions or other documents and certificates, to the extent requested by Buyers and otherwise reasonably facilitating the pledging of collateral (it being understood that no such pledging of collateral will be effective until at or after the Closing));
(viii)    obtaining the consent of, and customary comfort letters from, any Seller’s or any Acquired Company’s independent accountants (and providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Buyers’ use of such Seller’s or such Acquired Company’s financial statements;
(ix)    taking all reasonable corporate actions necessary to permit the consummation of the Debt Financing, which such actions shall be effective as of the Closing; and
(x)    the execution and delivery of all documents and other deliverables required by the Equity Commitment Letter or the Debt Commitment Letter.
Notwithstanding anything herein to the contrary, no Seller shall be required to (A) provide any assistance or cooperation with the preparation of any management representations letters, (B) provide any assistance or cooperation in the form of involving any member of management with respect to any “road show” or similar presentations, (C) deliver any legal opinions, or (D) provide any assistance or cooperation that would (1) unreasonably interfere with its respective business operations or the business operations of such Seller or any Acquired Company, (2) cause any representation or warranty in this Agreement made by the Sellers to be breached in any material respect, (3) cause any conditions to Closing set forth in Article VIII to fail to be satisfied or (4) result in the loss of attorney-client privilege. No Seller shall be required to pay any commitment or other fee, cost or expense (other than reasonable out-of-pocket costs) or incur any actual or potential liability in connection with the Debt Financing prior to Closing. Each Seller hereby consents to the use of such Seller’s or any Acquired Company’s logos on customary marketing materials in connection with the Debt Financing. The obligations of the Sellers in this Section 6.3 shall survive for a period of forty-five (45) days after the Closing Date in order to facilitate any funding conditions required under the Debt Financing and related documentation that reasonably require additional assistance or information regarding the Acquired Companies. Subject to the provisions of Article IX (including the limits and restrictions therein), each Buyer, severally and not jointly in a proportion based on such Buyer’s Pro Rata Portion, shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.3(b) and any information utilized in connection therewith (other than information furnished in writing by or on behalf of any Seller expressly for use in connection with offering documents, prospectuses or other document for the Debt Financing), other than, with respect to any Seller Indemnitee, to the extent such Loss arises from the bad faith, gross negligence or willful misconduct of such Seller Indemnitee.
(c)    Notwithstanding anything elsewhere in this Agreement, in no event shall the receipt or availability of any funds or financing (including the Debt Financing or the Equity Financing contemplated by the Equity Commitment Letter or the Debt Commitment Letter) by or to Buyers or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Buyers hereunder.
6.4    Confidentiality.
(a)    The terms of the Confidentiality Agreement are hereby incorporated by reference. Buyers agree to be bound by the terms of the Confidentiality Agreement and the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Closing Date, on which date the Confidentiality Agreement shall terminate; provided that if this Agreement is terminated prior to the Closing for any reason, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Nothing provided to Buyers or their Affiliates or their respective Representatives pursuant to Section 6.2(a) shall in any way amend or diminish Buyers’ obligations under the Confidentiality Agreement. Buyers acknowledge and agree that any written, oral or other information provided to Buyers or their Affiliates or their respective Representatives pursuant to Section 6.2(a) or otherwise by Sellers or any of their Affiliates or any of their respective Representatives shall be subject to the terms and conditions of the Confidentiality Agreement and the remainder of this Section 6.4.
(b)    Each Seller acknowledges that any non-public information about the Acquired Companies, the Pipeline Interests and the Business (the “Confidential Information”) is the property of the Acquired Companies. From and after the Closing Date until the date that is eighteen (18) months after the Closing Date, each Seller shall, and shall use Commercially Reasonable Efforts to cause its Affiliates and its and their respective Representatives to, maintain all Confidential Information in strict confidence and secrecy, and shall not, directly or indirectly, disclose any Confidential Information to any Person other than Buyers or their Affiliates, except to the extent that such information (through no fault of Sellers or their respective Affiliates or Representatives) (i) is generally available to the public, (ii) is lawfully acquired by Sellers, any of their Affiliates or their respective Representatives from and after the Closing from sources that are not known to Sellers to be prohibited from disclosing such information by a legal or contractual obligation, or (iii) is required to be disclosed under applicable Law or is requested by a Governmental Authority (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) or in connection with a routine audit to be disclosed; provided that if any Seller or any of its

Affiliates or their respective Representatives is so compelled to disclose any such Confidential Information, then such Seller shall promptly notify Buyers in writing and shall disclose only that portion of such information which such Seller is legally required to disclose; provided, further, that such Seller shall use its Commercially Reasonable Efforts to cooperate with Buyers to obtain an appropriate protective order upon Buyers’ request and at Buyers’ sole expense (in accordance with their Pro Rata Portion) or other reasonable assurance that confidential treatment will be accorded to such information. This Section 6.4(b) shall not prohibit disclosure of any Confidential Information to any Representatives of Sellers or their Affiliates who agree to keep such Confidential Information confidential and are informed of the terms of this Section 6.4(b); provided that each Seller shall be responsible for any breach of this Section 6.4(b) by such Representatives to which it disclosed such Confidential Information.
6.5    Third Party and Governmental Approvals.
(a)    From the Execution Date through the Closing Date, Buyers and each Seller shall (and shall each cause their respective Affiliates to) use Commercially Reasonable Efforts to make or obtain all notices, filings, consents, waivers, confirmations, novation and approvals of Third Parties that any Buyer, any Seller or their respective Affiliates are required to make or obtain in order to consummate the Transactions and maintain such consents in full force and effect once made or obtained. Notwithstanding anything to the contrary in this Agreement, neither Buyers nor Sellers or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any Third Party (other than customary nominal filing or application fees payable to Third Parties), to commence or participate in any Litigation by or against any Third Party or to offer or grant any accommodation to any Third Party in connection with any such consent, waiver, confirmation, novation or approval. Each Party shall use its Commercially Reasonable Efforts to cooperate with the reasonable requests of the other Party (or Parties) in seeking to obtain as promptly as practicable all such consents, waivers, confirmations, novations or approvals. For purposes of this Section 6.5(a), the term “Third Party” shall not include any Governmental Authority, it being expressly understood that Governmental Authority approvals are addressed in Section 6.5(b).
(b)    From the Execution Date through the Closing Date, each of the Parties shall (and shall cause its Affiliates to) use Commercially Reasonable Efforts to make or obtain all notices, filings, consents, waivers, confirmations and approvals of Governmental Authorities that any Buyer, any Seller or their respective Affiliates are required to make or obtain before the Closing in order to consummate the Transactions and maintain such consents in full force and effect once made or obtained, which shall include to (i) make or cause to be made the filings required of such Party or any of its Affiliates under the HSR Act and any other foreign, federal, state or local Laws with respect to the Transactions, as promptly as is reasonably practicable, and in any event within seven (7) days after the Execution Date, and pay any fees due from it in connection with such filings, (ii) cooperate with and assist the other Party (or Parties) in the preparation and making of such filings and furnish all information in such Party’s possession that is necessary in connection with such other Party’s (or Parties’) filings, (iii) use Commercially Reasonable Efforts to cause the expiration of the applicable notice or waiting periods under the HSR Act and any other Laws with respect to the Transactions as promptly as is reasonably practicable, (iv) to the extent permitted by applicable Law, promptly inform the other Party (or Parties) of the content and status of any material communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, and permit the other Party (or Parties) to review and discuss in advance, and consider in good faith the views of the other Party (or Parties) regarding, any proposed communication by such Party to any Governmental Authority, (v) to the extent permitted by applicable Law, consult, cooperate and discuss with the other Party (or Parties), and consider in good faith the views of the other Party (or Parties), in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, proposals and opinions to be made or submitted by or on behalf of any Party in connection with all meetings, discussions, actions and proceedings with Governmental Authorities relating to such filings, (vi) comply, as promptly as reasonably practicable, with any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (vii) request confidential treatment of any such filings, and (viii) cooperate in good faith with all Governmental Authorities. Buyers (in accordance with their Pro Rata Portion), on the one hand, and Sellers, on the other hand, shall each pay one-half (1/2) of all applicable filing fees in connection with filings to be made and actions taken under the HSR Act; provided, however, each Party shall bear its own fees and expenses incurred as a result of any investigation or Litigation initiated by the Department of Justice Antitrust Division or the Federal Trade Commission. To the extent permitted by applicable Law, no Party shall agree to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry, or enter into any understanding or agreement with any Governmental Authority, unless it consults with the other Party (or Parties) in advance, and considers in good faith the views of the other Party (or Parties), and, to the extent permitted by such Governmental Authority and applicable Law, gives the other Party (or Parties) the opportunity to attend and participate at such meeting or discussion. Subject to Section 6.4, to the extent permitted by applicable Law, the Parties will provide each other with copies of (A) all substantive correspondence, filing or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or member of its staff, on the other hand, and (B) all registration, declaration, notice, report, submission or other filing with any Governmental Authority, in each case of the foregoing clauses (A) and (B), with respect to this Agreement and the Transactions, except for documents filed pursuant to Item 4(c) and Item 4(d) of the HSR Notification and Report Form.
(c)    Notwithstanding the foregoing, neither Buyers nor Sellers or any of their respective Affiliates shall be required to take any of the following actions: (i) effect the dissolution of, or have vacated, lifted, reversed or overturned, any Law, Order, Litigation or proceeding that would enjoin, restrain, prevent, prohibit, restrict, delay or make illegal the consummation of the Transactions, (ii) propose, offer, negotiate, commit to or effect, by consent decree, a hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, properties, rights, products, leases, businesses, services or other operations or interests therein of any Acquired Company or Buyers or their respective Affiliates, (iii) otherwise take or commit to take actions that after the Closing Date would limit Buyers’ freedom of action with respect to, or Buyers’ ability to retain, one or more of the assets, properties, rights, products, leases, businesses, services or other operations of any Acquired Company, Buyers or their respective Affiliates or any interest or interests therein or (iv) contest, defend or appeal any threatened or pending preliminary or permanent injunction or other Law, Order, Litigation or proceeding that would adversely affect the ability of any Party to consummate the Transactions or taking any and all other actions to prevent the entry, enactment or promulgation thereof.

6.6    Indemnification of Officers and Directors.
(a)    For a period of six (6) years from and after the Closing, to the extent not prohibited by applicable Law, Buyers shall cause the Acquired Companies to continue to honor their obligations (as set forth in their respective Organizational Documents as of the Execution Date) with respect to the exculpation and indemnification of, and the advancement of expenses to, any current or former officers, managers, partners, members or directors of the Acquired Companies as of the Closing Date (collectively, the “Covered Persons”) arising or resulting from any actions or omissions of the Covered Persons on or prior to the Closing Date in accordance with the terms of the respective Organizational Documents, it being understood that the consummation of the Transactions shall not modify such rights.
(b)    In the event an Acquired Company or any of its successors or assigns consolidates or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or converts into any other Person or transfers all or substantially all of its assets to any Person, then, and in each such case, Buyers shall use Commercially Reasonable Efforts to cause such Acquired Company to make proper provision so that the successors and assigns of such Acquired Company shall assume the obligations set forth in this Section 6.6.
(c)    The obligations under this Section 6.6 from and after the Closing Date shall not be terminated or modified in such a manner as to adversely affect any of the Covered Persons without the consent of such Person (it being expressly agreed that each of the Covered Persons is intended to be a third-party beneficiary of this Section 6.6 with full rights of enforcement as if a party hereto). The rights of each Covered Person hereunder shall be in addition to any other rights the Covered Persons may have under the Organizational Documents of the Acquired Companies, under any and all indemnification agreements of or entered into by the Acquired Companies, or applicable Law (whether at law or in equity).
6.7    Resignation and Removal of Officers. Sellers shall cause or accept the written resignation or removal of each of the officers of the Acquired Companies (in such officer’s capacity as such), effective as of the Closing Date.
6.8    Removal of Trade Names.
(a)    As soon as practicable following the Closing, but in no event later than sixty (60) days after Closing, Buyers shall, and shall cause the Acquired Companies to, cease and permanently discontinue any and all uses of the names “NextEra” and “XPLR” and any trade name, trademark, service mark, logo or internet domain comprising the foregoing, and all derivatives and formulations thereof as used by Sellers or any Acquired Company in connection with the conduct of the Business (“Seller Names and Marks”) and any colorable imitations thereof, and remove or cover all Seller Names and Marks from, or destroy, any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials in any Acquired Company’s possession or under any Acquired Company’s control bearing any of the Seller Names and Marks, and upon written request by any Seller, provide such Seller with written confirmation thereof.

(b)    In no event shall Buyers or any of their Affiliates use any of the Seller Names and Marks after the Closing in any manner or for any purpose different from the use of such Seller Names and Marks by the Acquired Companies preceding the Closing, and neither Buyers nor any of their Affiliates shall affix any of the Seller Names and Marks or any colorable imitations thereof on any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials that are created or produced after the Closing.
(c)    Buyers expressly acknowledge and confirm that Buyers shall not receive any right, title or interest in or to the Seller Names and Marks, except the limited right to use Seller Names and Marks as provided above for the sole purpose of permitting Buyers to complete the phase out of such use in strict compliance with this Section 6.8.
6.9    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at the request of any Party, and without further consideration, the other Party (or Parties) shall (or cause their respective Affiliates to) execute and deliver to the requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation and provide such materials and information and take such other actions and execute and deliver such other documents as the requesting Party may reasonably request in order to carry out the purposes and intents of this Agreement and the Transaction Documents.
6.10    Records. To the extent not already in the possession of the Acquired Companies as of the Closing, each Seller shall, and shall cause any of their respective Affiliates or Representatives to, deliver to Buyers promptly following the Closing (but in any event not later than thirty (30) days thereafter), originals or, to the extent not available, copies of all of the Records in its possession or control. Within thirty (30) days following the Closing, Sellers shall deliver to Buyers and each notice party listed in Section 11.1 three (3) electronic copies (by CD-ROM, DVD, USB flash drive external hard drive, or other medium reasonably acceptable to Buyers) of all of the materials (with any watermarks removed) contained in the Data Room as of 11:59 p.m. Eastern Time on the date that is one (1) day prior to the Closing. Notwithstanding the foregoing, Sellers shall perform the covenants set forth in Schedule 6.10.
6.11    Exclusivity. From the Execution Date until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X, each Seller shall not, and shall cause its Affiliates and its and their Representatives not to, directly or indirectly, (a) negotiate, undertake, authorize, recommend, propose or enter into any transaction involving a direct or indirect sale or disposition of the Acquired Interests, the Acquired Companies or the Pipeline Interests, individually or in the aggregate, whether by merger, consolidation, business combination, purchase or disposition of capital stock or otherwise (an “Alternate Transaction”) other than the Transactions, (b) encourage, solicit, participate in, initiate or knowingly facilitate negotiations or discussions or submissions of proposals or offers or inquiries in respect of any Alternate Transaction or (c) furnish or cause to be furnished, to any Person, any non-public information concerning the business, operations, assets, liabilities and financial condition of the Acquired Companies, each Acquired Companies’ respective business, or relating to the Acquired Interests, in connection with any Alternate Transaction. Each Seller shall, and shall cause its Affiliates, and direct its and their respective Representatives to, immediately cease and terminate any existing discussions and/or negotiations with any Person (other than Buyers and their Affiliates and

Representatives) regarding or relating in any way to an Alternate Transaction, and Sellers shall immediately close online virtual data room access to all such Persons. If any inbound inquiry (whether written or oral) is received by any Seller or any of its Affiliates or its or their Representatives, then such Seller shall cause such inquiry to be immediately rejected.
6.12    Welded Matters. With respect to any and all negotiations, discussions, proposals or proceedings relating to the Welded Matters (including any settlement thereof), involving any third parties, Sellers shall, to the extent Sellers have rights with respect thereto:
(a)    keep Buyers reasonably informed on a current basis regarding all significant developments, including by (A) promptly delivering to Buyers current, complete and correct copies of all documents, reports, proposals, drafts, notices or other information exchanged or filed by, or delivered to, or received from, any third parties (other than privileged documents), and (B) promptly making available to Buyers such non-privileged documents and information as Buyers may reasonably request from time to time; and
(b)    consult with Buyers and provide Buyers with the right to provide input and advice, which Sellers hereby agree to give due consideration, in connection with the resolution of such Welded Matters, including by providing Buyers timely notice of and the opportunity to confer with Sellers in advance concerning any material in-person or telephonic meetings, conferences, discovery proceedings, hearings, trials or appeals.
ARTICLE VII
TAX MATTERS
7.1    Tax Returns; General Provisions. Except with respect to Taxes subject to Section 7.3:
(a)    Sellers shall prepare Tax Returns, if any, of each Acquired Company required to be filed after the Closing Date for all taxable periods ending on or prior to the Closing Date (each such period a “Pre-Closing Tax Period”) on a basis consistent with past practice, except to the extent otherwise required by Law, for the avoidance of doubt, the Tax Returns do not include Tax Returns of Sellers or their direct or indirect owners. Reasonably in advance of the filing date for any such Tax Return (which in the case of a Tax Return that relates to income Taxes, shall not be later than thirty (30) days prior to such filing), Sellers shall deliver a copy of such Tax Return, together with all supporting documentation and work papers, to Buyers for review and reasonable comment (and Buyers shall have an approval right of any Tax Returns Buyers are required to sign, such approval not to be unreasonably withheld, conditioned, or delayed). Sellers shall consider in good faith any comments on such Tax Returns, and the Parties shall work to come to an agreement on any disputed items. Buyers will cause such Tax Return to be timely filed and the payment of Taxes timely paid to the appropriate Tax Authority and will provide a copy to Sellers. Not later than five (5) days prior to the due date for the payment of Taxes shown as due on each Tax Return for a Pre-Closing Tax Period, Sellers shall pay to Buyers by wire transfer of immediately available funds to the account designated by Buyers the amount of such Taxes shown as due on the applicable Tax Return, taking into account any estimated Tax payments made by the Acquired Companies to the relevant Tax Authority on or before the Closing Date for any such period.

(b)    Buyers shall prepare all Tax Returns of each Acquired Company covering taxable periods beginning on or before the Closing Date and ending after the Closing Date (each a “Straddle Period”) on a basis consistent with past practice, except to the extent otherwise required by Law, for the avoidance of doubt, the Tax Returns do not include Tax Returns of Sellers or their direct or indirect owners. Reasonably in advance of filing any such Tax Return (which in the case of a Tax Return that relates to income Taxes, shall not be later than thirty (30) days prior to such filing), Buyers shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to Sellers for Sellers’ review and reasonable comment. Buyers shall consider in good faith any comments on such Tax Returns, and the Parties shall work to come to an agreement on any disputed items. Buyers shall cause each such Tax Return to be filed timely and payment of Taxes to be timely paid with the appropriate Tax Authority and will provide a copy thereof to Sellers. Not later than five (5) days prior to the due date for the payment of Taxes with respect to each Tax Return for a Straddle Period, Sellers shall pay to Buyers by wire transfer of immediately available funds to the account designated by Buyers the amount of such Taxes which are apportioned to the period ending on the Closing Date in accordance with this Agreement shown as due on such Tax Return, taking into account any estimated Tax payments made by the Acquired Companies to the relevant Tax Authority on or before the Closing Date for any such period.
(c)    For purposes of this Agreement, in the case of any Straddle Period, the amount of any Taxes of the Acquired Companies apportioned to the portion of the Straddle Period ending on the Closing Date (the “Interim Tax Period”) shall be (i) with respect to Taxes other than Taxes that are either based upon or related to income or receipts, or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in such Interim Tax Period and the denominator of which is the number of days in such Straddle Period, and (ii) in the case of Taxes that are either based upon or related to income or receipts, or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), the amount of Taxes that would be due with respect to the Interim Tax Period as if such Interim Tax Period were a separate taxable period (that is, shall be determined based on an interim closing of the books as of the end of the day on the Closing Date, and for such purposes, the taxable period of any partnership, controlled foreign corporation or other pass-through entity in which an Acquired Company holds a beneficial interest will be deemed to terminate at such time); provided, however, that (A) any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis, and (B) no portion of any Taxes attributable to any transaction undertaken by an Acquired Company outside of the ordinary course of business (other than transactions contemplated by this Agreement or directed by Sellers prior to Closing) occurring after the Closing on the Closing Date shall be apportioned to the Interim Tax Period. Notwithstanding the foregoing, to the extent applicable, any franchise Taxes payable with respect to any Straddle Period will be allocated to the period during which the income, operations, assets or capital comprising the base of such franchise Tax is measured, regardless of whether the rights to do business for another period is obtained by the payment of such franchise Tax.
(d)    Neither Party shall amend or re-file, or cause or permit any of the Acquired Companies to amend or re-file, or request or agree to any waiver or extension of the statute of limitations or any period for the assessment or collection of any Tax for any period relating to any Pre-Closing Tax Period or Straddle Period without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.
7.2    Cooperation. The Parties shall cooperate fully, and Buyers shall cause the Acquired Companies to cooperate fully, as and to the extent reasonably requested by the other Party (or Parties), in connection with the preparation and filing of Tax Returns pursuant to this Article VII and any audit, litigation or other proceeding (each, a “Tax Proceeding”) with respect to such Tax Returns and Taxes related to such Tax Returns. Such cooperation shall include access to, the retention and (upon the other Party’s (or Parties’) request) the provision of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding, and the making available of employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties further agree, upon request, to use Commercially Reasonable Efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
7.3    Transfer Taxes. All Transfer Taxes applicable to the Transactions and any Real Property Transfer Taxes shall be borne one-half (1/2) by Buyers (in proportion to their Pro Rata Portion), on the one hand, and one-half (1/2) by Sellers, on the other hand. The Party required to make a filing in respect of such Transfer Taxes as a matter of applicable Law shall properly file on a timely basis all necessary Tax Returns and other documentation with respect to all Transfer Taxes and, if required by applicable Law, the other Party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
7.4    Tax Proceedings. After the Closing:
(a)    Each Party shall provide the other Parties with written notice of any inquiries, audits, examinations or proposed adjustments by the IRS or any other Tax Authority, which relate to any Pre-Closing Tax Period or Straddle Period. Sellers shall have the sole right to represent the interests of the Acquired Companies in any Tax Proceeding relating to any Pre-Closing Tax Period (“Seller-Controlled Tax Proceeding”), and to take any actions in connection with such Seller-Controlled Tax Proceeding. Sellers shall, with respect to any Seller-Controlled Tax Proceeding, (i) keep Buyers reasonably informed of any such Tax Proceeding, (ii) allow Buyers to participate in (at their expense in proportion to their Pro Rata Portion) any such Tax Proceeding, (iii) allow Buyers to make reasonable comments regarding such Tax Proceeding and shall consider in good faith incorporating any such comments, and (iv) not settle any such Tax Proceeding without the prior written consent of Buyers (which consent shall not be unreasonably withheld, conditioned, or delayed).
(b)    Buyers shall have the sole right to represent the interests of the Acquired Companies in any Tax Proceeding relating to any Straddle Period and any Tax Proceeding which Sellers opt to not represent the Acquired Companies pursuant to Section 7.4(a) (“Buyer-Controlled Tax Proceeding”), and to take any actions in connection with such Buyer-Controlled Tax Proceeding. Buyers shall, with respect to any Buyer-Controlled Tax Proceeding, (i) keep Sellers reasonably informed of any such Tax Proceeding, (ii) allow Sellers to participate in (at the its expense) any such Tax Proceeding, (iii) allow Sellers to make reasonable comments regarding such Tax Proceeding and shall consider in good faith incorporating any such comments, and (iv) not settle any such Tax Proceeding without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned, or delayed).
(c)    With respect to any Tax audit related to the income Tax Returns of the Company for any Pre-Closing Tax Period during which the Company was treated as a partnership for U.S. federal (or applicable state or local) income tax purposes and for which the Partnership Tax Audit Rules apply (each, a “Relevant Tax Audit”), the Parties and their respective Affiliates shall cooperate to make (or cause to be made), including by causing the “partnership representative” (within the meaning of the Partnership Tax Audit Rules) of the Company to make, an election pursuant to Section 6226 of the Code with respect to any “imputed underpayment” (within the meaning of the Partnership Tax Audit Rules) arising in connection with any such Relevant Tax Audit (or any similar elections under any applicable state or local Law).
7.5    Tax Classification; Purchase Price Allocation.
(a)    The Parties agree that the Transactions will be treated for U.S. federal income Tax purposes as a sale of assets by the regarded owner of Sellers to Buyers. The Parties agree not to take any position on any Tax Return or in any administrative or judicial proceeding relating to the Tax reporting of the transactions under this Agreement that is inconsistent with this Section 7.5(a) for U.S. federal income Tax purposes unless otherwise required by a change in law occurring after the Execution Date, a closing agreement with an applicable Tax Authority or a final Order of a court of competent jurisdiction.
(b)    Buyers and Sellers shall use Commercially Reasonable Efforts to agree upon an allocation of those items properly treated as consideration for U.S. federal income Tax, among the categories of assets specified in Part II of IRS Form 8594 (Asset Acquisition Statement under Section 1060), in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). Within sixty (60) days following the final determination of the Final Purchase Price, Buyers will prepare and deliver to Sellers a schedule setting forth Buyers’ proposed Allocation (the “Allocation Schedule”) of the Final Purchase Price (excluding any adjustments attributable to the Accrued and Unpaid Lease Payment). Sellers will have sixty (60) days following receipt of the Allocation Schedule to deliver to Buyers a notice stating that Seller disagrees with all or any portion of the Allocation Schedule. If such a notice of disagreement is delivered to Buyers within such sixty (60)-day period pursuant to this Section 7.5(b), then Buyers and Sellers will, during the thirty (30) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts. If, following such 30-day period, If, however, the Parties cannot reach agreement with respect to all disputed matters within twenty (20) days after receipt by Buyers of Seller’s proposed changes, then the Parties shall be free to disagree and each Party shall allocate the Purchase Price (and other items treated as consideration for federal, state and local income Tax purposes) in such manner it deems appropriate. If, during the thirty (30) days following such delivery, the Parties agree to a final Allocation Schedule, the Parties shall, and shall cause their Affiliates to, file all Tax Returns (including Internal Revenue Service Form 8594) in a manner consistent with the final Allocation Schedule, as finally determined pursuant to the procedures set forth in this Section 7.5(b), unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Tax Law).

7.6    Powers of Attorney. Sellers shall, or shall cause, any power of attorney with respect to Taxes or Tax Returns of the Acquired Companies to be terminated on or prior to the Closing Date.
ARTICLE VIII
CONDITIONS TO OBLIGATIONS
8.1    Conditions to the Obligations of the Parties. The obligations of each Seller and each Buyer to consummate the Transactions are subject to the satisfaction of the following conditions, any one or more of which, to the extent permitted by Law, may be waived in writing by all of the Parties:
(a)    No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Order or Law which is in effect and has the effect of making the Transactions illegal or otherwise restraining or prohibiting consummation of such Transactions or causing any of the Transactions to be rescinded following completion thereof, and no action shall have been commenced by any Governmental Authority for the purpose of obtaining any such Order, and no written notice shall have been received from any Governmental Authority indicating an intent to restrain, prevent, materially delay, or restructure the Transactions; and
(b)    All applicable waiting periods (and any extensions thereof) under the HSR Act and other applicable Laws shall have expired or been terminated.
8.2    Conditions to the Obligations of Buyers. The obligation of Buyers to consummate the Transactions is subject to the satisfaction of the following conditions, any one or more of which, to the extent permitted by Law, may be waived in writing by Buyers:
(a)    Each of (i) the representations and warranties made by each Seller in Article III and by Sellers in Article IV (in each case, other than the Seller Fundamental Representations) (without regard to any material adverse effect or materiality qualifications set forth in any such representations and warranties) shall be true, correct and complete as of the Closing Date as though made at and as of such time (other than representations and warranties that speak as of another specific date or time (including, for the avoidance of doubt, any representation or warranty specified herein as being made as of or through the Execution Date), which need only be true, correct and complete as of such date or time), except to the extent that any and all failures of such representations and warranties to be so true, correct and complete as of the Closing Date, taken as a whole, would not have a Material Adverse Effect, and (ii) the Seller Fundamental Representations shall, except for any de minimis breaches, be true, correct and complete in all respects as of the Closing Date as though made at and as of such time (other than representations and warranties that speak as of another specific date or time (including, for the avoidance of doubt, any such representation or warranty specified herein as being made as of or through the Execution Date), which need only be true, correct and complete as of such date or time);
(b)    Each Seller shall have performed or complied, in all material respects, with each of the covenants and agreements required by this Agreement to be performed or complied with by such Seller on or before the Closing;
(c)    No Material Adverse Effect shall have occurred since the Execution Date;

(d)    Sellers shall have each delivered (or be ready, willing and able to deliver at the Closing) all of the certificates, instruments, agreements and other documents specified to be delivered by it pursuant to Section 2.4(c); and
(e)    Buyers shall have received from Sellers at least twenty (20) days prior to the Closing Date:
(i)    audited consolidated balance sheets of the Acquired Companies for the fiscal years ended December 31, 2023 and December 31, 2024 and the corresponding audited consolidated statements of income and cash flows for the Acquired Companies for such fiscal years, or, only in the case where audited financials are not readily available for the Acquired Companies, audited consolidated balance sheets of Meade Holdco for the fiscal years ended December 31, 2023 and December 31, 2024 and the corresponding audited consolidated statements of income and cash flows for Meade Holdco for such fiscal years, accompanied by the following:
(A)    for each fiscal year, a bridge financial schedule that shows the financial and operating adjustments necessary to reconcile the audited financials of Meade Holdco to that of the Acquired Companies; and
(B)    a certificate, executed by an officer of both Meade Holdco and the Acquired Companies, that represents to the accuracy and completeness of the reconciliation, and the representations and warranties set forth in Section 4.5; and
(ii)    unaudited consolidated balance sheets and related statements of income and cash flows of the Acquired Companies and Meade Holdco as of and for (A) the first quarter of the 2025 fiscal year, and (B) each subsequent fiscal quarter ended after March 31, 2025 and ended at least forty-five (45) days prior to the Closing Date.
8.3    Conditions to the Obligations of Sellers. The obligation of each Seller to consummate the Transactions is subject to the satisfaction of the following conditions, any one or more of which, to the extent permitted by Law, may be waived in writing by such Seller:
(a)    Each of (i) the representations and warranties made by each Buyer in Article V (other than Buyer Fundamental Representations) (without regard to any material adverse effect or materiality qualifications set forth in any such representations and warranties) shall be true, correct and complete as of the Closing Date as though made at and as of such time (other than representations and warranties that speak as of another specific date or time (including, for the avoidance of doubt, any representation or warranty specified herein as being made as of or through the Execution Date), which need only be true, correct and complete as of such date or time), except to the extent that any and all failures of such representations and warranties to be so true, correct and complete as of the Closing Date, taken as a whole, would not have a material adverse effect on Buyers’ ability to perform its obligations hereunder or to consummate the Transactions, and (ii) the Buyer Fundamental Representations shall, except for any de minimis breaches, be true, correct and complete in all respects as of the Closing Date as though made at and as of such time (other than such representations and warranties that speak as of another specific date or time (including, for the avoidance of doubt, any representation or warranty specified herein as being made as of or through the Execution Date), which need only be true, correct and complete as of such date or time);
(b)    Buyers shall have performed or complied, in all material respects, with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyers on or before the Closing; and
(c)    Buyers shall have delivered (or be ready, willing and able to deliver at the Closing) all of the certificates, instruments, agreements and other documents specified to be delivered by it pursuant to Section 2.4(d).
ARTICLE IX
INDEMNIFICATION
9.1    Indemnification by XPLR Opco. Subject to the other terms and limitations of this Article IX, from and after the Closing, XPLR Opco agrees to and shall indemnify, defend and hold harmless Buyers, the Acquired Companies, the respective Affiliates of the foregoing, and the partners, members, managers, directors, officers, shareholders, employees, successors, and assigns of the foregoing (collectively, the “Buyer Indemnitees”) from and against any and all Losses suffered or incurred by any of the Buyer Indemnitees caused by, arising out of or resulting from (a) a breach of any of the representations or warranties contained in Article III or Article IV of this Agreement, (b) a breach of or the failure of any Seller to perform any of the covenants or obligations of such Seller under this Agreement or any applicable Transaction Documents, or (c) Indemnified Taxes, in each case of the foregoing clauses (a) through (c), even if such Losses are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Buyer Indemnitee.
9.2    Indemnification by Buyers. Subject to the other terms and limitations of this Article IX, from and after the Closing, each Buyer, severally and not jointly in a proportion based on such Buyer’s Pro Rata Portion, will indemnify, defend, and hold harmless Sellers, Sellers’ Affiliates, and the partners, members, managers, directors, officers, shareholders, employees, successors and assigns of the foregoing (collectively, the “Seller Indemnitees”) from and against any and all Losses suffered or incurred by any of the Seller Indemnitees caused by, arising out of or resulting from (a) a breach of any of Buyers’ representations or warranties contained in Article V of this Agreement, or (b) the breach of or failure of Buyers or any Acquired Company to perform any of its covenants or obligations under this Agreement or any applicable Transaction Documents, in each case of the foregoing clauses (a) through (b), even if such Losses are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Seller Indemnitee.
9.3    Claim Procedures.
(a)    Each Person entitled to be indemnified under this Article IX (each, an “Indemnitee”) agrees that after it becomes aware of facts that would reasonably be likely to give rise to a claim by it for indemnification pursuant to this Article IX, such Indemnitee must assert its claim for indemnification under this Article IX (each, a “Claim”) prior to the applicable Cutoff Date by providing a written notice (a “Claim Notice”) to the Person allegedly required to provide indemnification protection under this Article IX (each, an “Indemnitor”) specifying, in reasonable detail, the nature and basis for such Claim. Notwithstanding the foregoing, an Indemnitee’s failure to send or delay in sending a Claim Notice will not relieve the Indemnitor from Liability hereunder with respect to such Claim, except in the event and only to the extent that the Indemnitor is materially prejudiced by such failure or delay.
(b)    The Buyer Indemnitees will be entitled to bring a Claim, without duplication of any Losses, under any clause of Section 9.1, and the Seller Indemnitees will be entitled to bring a Claim, without duplication of any Losses, under any clause of Section 9.2, in each case, even if such Claim could be brought under more than one of such clauses.
(c)    At the reasonable request of the Indemnitor, at the Indemnitor’s sole cost and expense, the Indemnitee shall grant the Indemnitor and its Representatives reasonable access to the books, records, employees (including for conferences, discovery and proceedings as may be reasonably requested) and properties of the Indemnitee, its Affiliates and the Acquired Companies to the extent reasonably related to the Claim set forth in a Claim Notice.
9.4    Third Party Claims. Subject to Section 7.4:
(a)    In the event of the assertion of any Third Party Litigation, or written notice of circumstances, which are reasonably likely to give rise to a Claim by an Indemnitee, the Indemnitor will have the right, at such Indemnitor’s expense, to assume the defense of same including the appointment and selection of counsel on behalf of the Indemnitee so long as such counsel is reasonably acceptable to the Indemnitee; provided that, prior to the Indemnitor assuming control of such defense, the Indemnitor shall first verify to the Indemnitee in writing that the Indemnitor shall be fully responsible for all Losses relating to such Claim pursuant to and subject to the terms and conditions of this Article IX and agree in writing to provide full indemnification to the Indemnitee with respect to such proceeding or other claim giving rise to such Claim hereunder to the extent indemnifiable under this Agreement, subject to the terms and conditions of this Article IX (with such referenced writing to be in form and substance reasonably acceptable to the Indemnitee); and provided further that the Indemnitor shall not be permitted to assume the defense if (i) the Indemnitee is also a party to such proceeding or claim and the Indemnitee determines in good faith upon the advice of outside counsel that joint representation would present conflicts of interest, (ii) the Indemnitee has available to it one or more defenses that are inconsistent with one or more of the defenses or counterclaims alleged by the Indemnitor and which reasonably could be materially adverse to the Indemnitee, or (iii) the Indemnitor fails to provide reasonable assurance to the Indemnitee of its financial capacity to defend such proceeding or claim and provide indemnification with respect thereto. Notwithstanding anything to the contrary in this Agreement, the Indemnitor shall not be entitled to assume or continue control of the defense of any such proceeding or claim if (A) such proceeding or claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) such proceeding or claim seeks an injunction or equitable relief against any Indemnitee, or (C) the Indemnitor has failed or is failing to defend in good faith such proceeding or claim. Subject to Section 9.4(c), the Indemnitor will have the right to settle or compromise or take any corrective or remediation action with respect to any such proceeding or claim by all appropriate proceedings, and the Indemnitor shall use Commercially Reasonable Efforts to diligently prosecute and defend such proceedings or claims to a final conclusion or settle such proceedings or claims at the discretion of the Indemnitor. If the Indemnitor assumes the defense of any such proceeding or claim, the Indemnitee will be entitled, at its own cost and expense, to participate with the Indemnitor in the defense thereof; provided, that, for the avoidance of doubt, such proceeding or claim and the prosecution, defense and negotiation thereof shall be controlled by the Indemnitor unless the Indemnitee has been advised by counsel that there could be a material conflict of interest in the case of joint representation or that there may be a legal defense available to the Indemnitee that is different (in a non de minimis way) from those available to the Indemnitor in which case the Indemnitee shall be entitled to one separate counsel of the Indemnitee’s own choosing at the Indemnitor’s expense. Notwithstanding the foregoing, the Indemnitee will have the right to defend any such proceeding or claim in any manner it may reasonably deem appropriate until such time as the Indemnitor agrees to assume the defense of such proceeding or claim, and any costs or expenses incurred by the Indemnitee in connection therewith will be Losses hereunder and indemnifiable to the extent it is finally determined that the Indemnitee is entitled to indemnification pursuant to this Article IX with respect to such Claim.
(b)    If the Indemnitor fails to use Commercially Reasonable Efforts to diligently defend such proceeding or claim, or otherwise is not entitled to assume the defense thereof, the Indemnitee may assume control of such defense and in the event it is finally determined by a court of competent jurisdiction that the Claim was a matter for which the Indemnitor is responsible under the terms of this Agreement, the Indemnitor also will bear the reasonable costs and expenses of such defense (including fees and expenses of counsel). If the Indemnitee assumes the control of such defense, then the Indemnitor shall be entitled, at its sole option and expense, to participate in any prosecution of such proceeding or claim or any settlement negotiations with respect to such proceeding or claim.
(c)    Notwithstanding anything to the contrary in this Agreement, the Indemnitor will not be permitted to settle, compromise, take any corrective or remedial action, or enter into an agreed judgment or consent decree, in each case, without the consent of the Indemnitee, if it would (i) include the finding or admission of any liability or responsibility on behalf of the Indemnitee, including any violation of Law or other wrongdoing, (ii) include any financial or other liability (including equitable relief) to be paid or satisfied by the Indemnitee to the extent not recoverable from the Indemnitor pursuant to this Article IX, (iii) include or be reasonably be expected to have, in any material respect, any sanction, restriction or adverse effect on or change to the business, properties, financial condition or results of operations of the Indemnitee or (iv) not result in a final resolution of the Indemnitee’s liability with respect to the Third Party proceeding or claim, including, in the case of a settlement, an unconditional written release of the Indemnitee from all further liability with respect to the Third Party proceeding or claim.
(d)    Notwithstanding anything to the contrary in this Agreement, this Section 9.4 shall not apply with respect to any Tax Proceeding, which shall be governed by Article VII.
9.5    Limitations and Other Indemnity Claim Matters. Notwithstanding anything to the contrary in this Article IX or elsewhere in this Agreement, the following terms shall apply to any Claim arising out of this Agreement or related to the Transactions:
(a)    No Claim under Section 9.1(a) or Section 9.2(a) may be asserted by any Indemnitee following the twelve (12)-month anniversary of Closing Date; provided, however, that this survival period shall not affect or limit any Claim (i) pending as of the applicable Cutoff

Date, (ii) arising out of any breach of any Seller Fundamental Representation (other than any of the Limited Representations) or any Buyer Fundamental Representation, which may be asserted at any time until the six (6)-year anniversary of the Closing Date, (iii) arising out of any breach of any of the Limited Representations, which may be asserted at any time until nine (9) months after the Closing Date, (iv) arising out of any breach of any of the representations or warranties contained in Section 4.8 (“Taxes”), which may be asserted at any time until thirty (30) days after the expiration of the applicable statute of limitations (after taking into account extensions or waivers thereof), (v) arising out of any breach of Section 4.12 (“Environmental Matters”), which may be asserted at any time until the two (2)-year anniversary of the Closing Date, or (vi) arising out of or in the case of Fraud, which may be asserted indefinitely (the end of such survival periods, as applicable, in each case, the “Cutoff Date”). The covenants and other agreements of the Parties set forth in this Agreement to be performed on or before Closing shall expire ninety (90) days after the Closing Date and the covenants and other agreements of the Parties set forth in this Agreement or any applicable Transaction Documents to be performed after the Closing shall survive until the expiration by their terms of the obligations of the applicable Party under such covenant, including when such covenant has been fully performed, or otherwise thirty (30) days following the expiration of the applicable statute of limitations (after taking into account extensions or waivers thereof).
(b)    Notwithstanding anything to the contrary contained herein, no Buyer Indemnitees shall be entitled to indemnification pursuant to Section 9.1(a) unless and until (i) the Losses to which the Buyer Indemnitees are entitled to indemnification from Sellers with respect to such particular Claim or series of related Claims exceed $50,000 (the “De Minimis Threshold”), and (ii) the Buyer Indemnitees have suffered Losses arising from Claims under in excess of an amount equal to one percent (1%) of the Base Purchase Price in the aggregate (the “Deductible”) (it being understood that any Claim (including any related Claims) for amounts less than the De Minimis Threshold shall be ignored in determining whether the Deductible has been exceeded) and, subject to the terms of this Article IX, once such Losses exceed the Deductible, the Buyer Indemnitees shall only be entitled to seek recovery for all such Losses in excess of the Deductible; provided, however, that (A) the De Minimis Threshold shall not apply to any Claim for a breach of a Seller Fundamental Representation, a breach of any of the representations or warranties contained of Section 4.8 (“Taxes”) or Fraud and (B) the Deductible shall not apply to any Claim for a breach of a Seller Fundamental Representation or of Section 4.8 (“Taxes”) or Fraud. Furthermore, the Buyer Indemnitees shall have no recourse against Sellers with respect to any Losses in excess of an amount equal to twelve and one-half percent (12.5%) of the Base Purchase Price in the aggregate (the “Cap”); provided, however, that the Cap shall not apply to any Claim for a breach of a Seller Fundamental Representation, a breach any of the representations or warranties contained in Section 4.8 (“Taxes”), Indemnified Taxes, or Fraud. Notwithstanding anything to the contrary contained herein, in no event shall Sellers collectively have any Liability under this Article IX in excess of the Purchase Price.
(c)    Notwithstanding anything to the contrary contained herein:
(i)    any Losses hereunder shall be reduced in amount by any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by any Buyer Indemnitee in connection with such Losses or any of the circumstances giving rise thereto (net of any collection costs, including any reasonable out-of-pocket expenses incurred in obtaining such recovery, any deductible under any insurance policy and any costs or expenses attributable to increases in insurance premiums resulting from such claims, including retroactive premium adjustments and all other costs resulting therefrom or arising in connection therewith), and Buyers and all other Buyer Indemnitees shall use Commercially Reasonable Efforts to realize such proceeds, payments or reimbursements, as the case may be; provided, that no Buyer Indemnitee shall be required to have collected any such amounts (or have been denied payment) under its insurance policies or from third parties prior to making a claim under this Agreement. In the event that an insurance or other recovery is made by any Indemnitee with respect to any Losses for which such Indemnitee has been indemnified hereunder, then such Indemnitee shall promptly pay to the Indemnitor a refund for any indemnification amount previously paid by such Indemnitor that such Indemnitor would not have been required to pay pursuant to Section 9.1 had such net insurance proceeds been received prior to the making of such indemnification payment by such Indemnitor, up to the amount of such net insurance proceeds so received with respect to such Losses; provided that nothing herein shall be deemed to impose any duty or obligation on Buyers beyond the common law duty to mitigate;
(ii)    no Losses shall be recoverable hereunder that, once discovered and actually known by Buyers, the Acquired Companies (in each case after the Closing) or the Buyer Indemnitees, could have been reasonably avoided through the exercise of the common law duty of the applicable Buyer, the Acquired Companies (in each case after the Closing) or the Buyer Indemnitees to mitigate such Losses and such mitigation efforts were not taken; and
(iii)    the calculation of Losses shall not include Losses arising from a change in any applicable Law or accounting principle following the Closing Date.
(d)    Notwithstanding anything herein to the contrary, for purposes of this Article IX, the obligations and rights of the parties hereunder, and the damages for which any party is obligated to indemnify or is entitled to indemnity hereunder shall be determined and calculated without regard to any materiality, Material Adverse Effect or other similar qualification set forth in any representation or warranty (including any bringdown of such representation or warranty in any certificate delivered pursuant to this Agreement), except with respect to the defined term “Material Permit” and the representations set forth in Section 4.9 (“Absence of Changes”).
(e)    In no event shall XPLR Opco have any Liability for indemnification under this Article IX for any Losses to the extent such Losses are caused or initiated by any action or omission by any Buyer Indemnitee or any Acquired Company at the request or direction of any Buyer Indemnitee. For the avoidance of doubt, no Buyer Indemnitee shall be entitled to recover the amount of any Losses more than once, whether such recovery occurs pursuant to this Agreement or any other Transaction Document or otherwise. In the event a Buyer Indemnitee or a Seller Indemnitee, as the case may be, recovers Losses in respect of a claim for indemnification, no other Buyer Indemnitee or Seller Indemnitee, as applicable, may recover the same Losses in respect of a claim for indemnification under this Agreement or any other Transaction Document or otherwise. Without limiting the generality of the prior sentence, if a set of facts, conditions or events constitutes a breach of more than one representation, warranty, covenant or agreement that is subject to the indemnification obligations under Section 9.1 or

Section 9.2 or any other Transaction Document, only one recovery of Losses shall be allowed, and in no event shall there be any duplication of indemnification or duplication of payments or recovery under different provisions of this Agreement or any other Transaction Document arising out of the same facts, conditions or events.
(f)    Each Seller hereby agrees that it will not make any claim for indemnification against Buyers or any Acquired Company by reason of the fact that Seller or any of its Affiliates or Representatives was a controlling person, director, manager, employee, or representative of the applicable Acquired Company or was serving as such for another Person at the request of the an Acquired Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any Law, Organizational Document, contractual obligation, or otherwise) with respect to any Losses for which the Buyer Indemnitees are entitled to indemnification from Seller pursuant to this Agreement or any other Transaction Document or that is based on any facts or circumstances that form the basis of a claim by a Buyer Indemnitee hereunder or any other Transaction Document, and Seller expressly waives any right of subrogation, contribution, advancement, indemnification, or other claim against Buyers and the Acquired Companies with respect thereto.
(g)    Notwithstanding anything to the contrary contained in this Agreement, XPLR Opco shall not be required to indemnify or hold harmless any Buyer Indemnitee for Taxes to the extent such Taxes: (i) are due to the unavailability in any Tax period (or portion thereof) beginning after the Closing Date of any tax basis, net operating losses, credits or other Tax attribute from a Tax period (or portion thereof) ending on or before the Closing Date, (ii) are attributable to a Tax period (or portion thereof) beginning after the Closing Date, or (iii) result from any transactions or actions outside the ordinary course of business taken by any Acquired Company on the Closing Date after the Closing that are not specifically contemplated by this Agreement.
9.6    Payments.
(a)    An Indemnitor will pay an indemnification payment due under this Article IX to the Indemnitee within five (5) Business Days after it is established that Indemnitee is entitled to such payment hereunder pursuant to (i) a final non-appealable court order, (ii) a written agreement between the Indemnitor and the Indemnitee, or (iii) a settlement agreement made in accordance with Section 9.4c) or to which Indemnitee has provided Indemnitor its prior written consent.
(b)    The Parties agree to treat all payments made pursuant to this Article IX as adjustments to the Purchase Price for Tax purposes, unless otherwise required by a change in Law occurring after the Execution Date, a closing agreement with an applicable Tax Authority or a final judgment of a court of competent jurisdiction.
9.7    Exclusive Remedy. Each Party acknowledges and agrees that, from and after the Closing, the remedies available under Article VII, this Article IX, Section 10.2 and Section 11.13 shall be the sole and exclusive remedies of the Parties for any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the Transactions, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity or otherwise, and the Buyer

Indemnitees will have no other remedy or recourse with respect to any of the foregoing; provided, however, that this exclusivity shall not limit or apply to any rights or remedies available at law or in equity arising from Fraud.
ARTICLE X
TERMINATION
10.1    Termination. Prior to the Closing, this Agreement may be terminated and the Transactions abandoned:
(a)    by unanimous written consent of the Parties;
(b)    by any Party, if any court or other Governmental Authority shall have issued, enacted, entered, promulgated, or enforced any Law or issued any Order (in either case, that is final and non-appealable and that has not been vacated, withdrawn, or overturned) restraining, enjoining, or otherwise prohibiting consummation of the material Transactions; provided, that the right to terminate this Agreement under this Section 10.1b) shall not be available to a Party if the issuance or promulgation of such Law or Order was primarily due to the failure of such Party to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c)    by Buyers, if:
(i)    Buyers are not then in breach of any provision of this Agreement or any of the other Transaction Documents that would give rise to the failure of satisfaction of any of the conditions in Section 8.1 or Section 8.2 and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by Seller pursuant to this Agreement or any of the other Transaction Documents that would give rise to the failure of satisfaction of any of the conditions in Section 8.1 or Section 8.2 on or prior to the Outside Date (other than through failure of Buyers to comply with their obligations under this Agreement), and such breach is not cured within thirty (30) days after receipt of notice thereof from Buyers (or any shorter period of time that remains between the date Buyers provide written notice of such violation or breach and the Outside Date);
(ii)    the Closing has not occurred on or prior to the Outside Date, unless such failure shall be due to the failure of Buyers to perform or comply with any of the covenants, agreements or conditions to be performed or complied with by them in this Agreement or the Transaction Documents prior to the Closing that would give rise to the failure of satisfaction of any of the conditions in Section 8.1 or Section 8.2; or
(d)    by Sellers, if:
(i)    Sellers are not then in breach of any provision of this Agreement or any of the other Transaction Documents that would give rise to the failure of satisfaction of any of the conditions in Section 8.1 or Section 8.3 and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by Buyers pursuant to this Agreement or any of the other Transaction Documents that would give rise to the failure of satisfaction of any of the conditions in

Section 8.1 or Section 8.3 on or prior to the Outside Date (other than through failure of Seller to comply with its obligations under this Agreement), and such breach is not cured within thirty (30) days after receipt of notice thereof from Seller (or any shorter period of time that remains between the date Seller provides written notice of such violation or breach and the Outside Date); or
(ii)    the Closing has not occurred on or prior to the Outside Date, unless such failure shall be due to the failure of Sellers to perform or comply with any of the covenants, agreements or conditions to be performed or complied with by it in this Agreement or the Transaction Documents prior to the Closing that would give rise to the failure of satisfaction of any of the conditions in Section 8.1 or Section 8.3.
10.2    Effect of Termination; Remedies in Lieu of Termination.
(a)    In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, and the obligations of the Parties under this Agreement shall terminate, except for the obligations set forth in Article IX, this Section 10.2, and Article XI, each of which shall survive termination of this Agreement; provided, however, that, nothing herein shall relieve any Party from Liability for Fraud or Willful Breach of any term or provision hereof.
(b)    Notwithstanding anything herein to the contrary:
(i)    if Buyers are entitled to terminate this Agreement pursuant to Section 10.1(c)(i) and at such time any Seller is a Breaching Party, then, Buyers shall be entitled to either: (A) terminate this Agreement and seek to recover Buyers’ actual direct out-of-pocket Losses (excluding any lost profits, diminution of value, incidental, special, indirect or consequential damages) for such Seller’s Willful Breach, or (B) in lieu of terminating this Agreement, to seek specific performance of this Agreement as provided for in Section 11.13 without the posting of any bond and without proof of actual damages.
(ii)    if Sellers are entitled to terminate this Agreement pursuant to Section 10.1(d)(i) and at such time Buyers are a Breaching Party, then, Sellers shall be entitled to either: (A) terminate this Agreement and seek to recover Sellers’ actual direct out-of-pocket Losses (excluding any lost profits, diminution of value, incidental, special, indirect or consequential damages) for Buyers’ Willful Breach, or (B) in lieu of terminating this Agreement, to seek specific performance of this Agreement as provided for in Section 11.13 without the posting of any bond and without proof of actual damages; provided, however, that the foregoing provisions of this Section 10.2(b)(ii) do not limit or modify Sellers’ right to seek specific performance under Section 11.13(b).
ARTICLE XI
MISCELLANEOUS
11.1    Notices. All notices, requests, claims, demands and other communications required or permitted hereunder will be in writing and shall be deemed to have been duly given or made (a) by delivery in person by an internationally recognized courier service, (b) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other addresses for a Party as shall be specified in a notice given in accordance with this Section 11.1):
If to a Seller or XPLR Opco, to:
NextEra Energy Resources, LLC
Law Department
Attention: Mitch Ross; General Counsel
700 Universe Boulevard
Juno Beach, Florida 33408
Email: Mitch.Ross@nexteraenergy.com; NEER-General-Counsel.sharedmailbox@nee.com with a copy (which shall not constitute notice) to:
Hogan Lovells US LLP
609 Main Street, Suite 4200
Houston, Texas 77002
Attention: Gregory C. Hill
Email: greg.hill@hoganlovells.com
If to Buyers or, after Closing, the Acquired Companies, to:
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, New York 10167
Attention: Steven Porto; Anthony Omokha; Julian Schwab; Jamal Lama
Email:    sporto@aresmgmt.com; aomokha@aresmgmt.com; jschwab@aresmgmt.com; AIPLegal@aresmgmt.com; jlama@aresmgmt.com with a copy (which shall not constitute notice) to:
Sidley Austin LLP
1000 Louisiana Street, Suite 5900
Houston, Texas 77002
Attention: Tim Chandler; Jeremy B. Pettit
Email: tim.chandler@sidley.com; jpettit@sidley.com
11.2    Assignment. No Party shall assign this Agreement or any part hereof, by operation of law or otherwise, without the prior written consent of the other Party (or Parties); provided, however, that notwithstanding the foregoing, Buyers shall be entitled to assign all of its rights, interests and obligations hereunder (a) to their Affiliates, or (b) pursuant to a collateral assignment of all of their rights hereunder to any of its Debt Financing Sources, in each case, without the prior written consent of the other Parties; provided that such assignment shall not relieve Buyers of any of their obligations hereunder. Any attempted assignment in violation of this Section 11.2 shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
11.3    Rights of Third Parties. Except for the provisions of Section 6.2(b) and Article IX that are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than (a) the Debt Financing Sources with respect to Section 11.15, and (b) the Parties and their permitted successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
11.4    Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees and disbursements of its legal counsel, financial advisors and accountants; provided that, in accordance with Section 6.5(b), Buyers (in accordance with their Pro Rata Portion), on the one hand, and Sellers, on the other hand, shall each pay one-half (1/2) of all applicable filing fees in connection with filings to be made under the HSR Act.
11.5    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or electronic copies hereof or signatures hereon shall, for all purposes, be deemed originals.
11.6    Entire Agreement. This Agreement (collectively with the Schedules, Annexes, and Exhibits to this Agreement) and the other Transaction Documents constitute the entire agreement among the Parties and supersede any prior understandings, negotiations, agreements or representations among the Parties of any nature, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Transactions. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the Transactions existing between any Buyer, on the one hand, and any Seller or any of their respective Affiliates, on the other hand, except as expressly set forth in this Agreement or in any certificate delivered at the Closing.
11.7    Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by any Seller that in and of itself, such information is material to or outside the ordinary course of the Business or is required to be disclosed on the Disclosure Schedules. Each numbered Schedule is the Disclosure Schedules qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such numbered Schedule is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on the face of such disclosure.
11.8    Amendments and Waivers. This Agreement may be amended or supplemented at any time only by additional written agreements signed by the Parties, each in its respective sole discretion. No waiver by any of the Parties of any default or breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default or breach hereunder, or affect in any way any rights arising by virtue of any prior or subsequent such occurrence or of any other representation, warranty, covenant or condition. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver. No delay or omission by any Party hereto to exercise any right or power under this Agreement or pursuant to Law shall impair such right or power or be construed as a waiver thereof.
11.9    Publicity. No Party or any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the Transactions without the prior written consent of the other Party (or Parties) (which consent shall not be unreasonably withheld, conditioned or delayed), except:
(a)    as may be required by Law or applicable securities laws, exchange rules or other regulatory filings (which may include the disclosure of this Agreement and the terms and conditions hereof);
(b)    as part of any customary announcements or communications made in connection with the Debt Financing; or
(c)    with respect to customary investor and analyst presentations, meetings and conference calls, in which case, the Party issuing or publishing such press release or making such public announcement shall provide, to the extent reasonably practicable, the other Party (or Parties) with a copy of such press release or public announcement (including any slides or transcripts to be used in any investor or analyst presentation or conference) in advance of its issuing or publishing such press release or making such public announcement, as applicable.
The Parties hereby agree that once any public disclosure is consented to by the Parties pursuant to, or is otherwise permitted by, this Section 11.9, any Party may make a subsequent public disclosure containing the same information disclosed in the prior disclosure without further approval by any Party.
11.10    Severability. If any term or other provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared by any court of competent jurisdiction to be illegal, invalid, void or unenforceable under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and shall in no way be affected, impaired or invalidated thereby. Upon such determination that any term or other provision contained herein is, to any extent, invalid or unenforceable in any respect under the Laws governing this Agreement, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.
11.11    Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (without regard to the conflict of laws principles thereof). Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or the Transactions shall be brought and determined in any state or federal court in the state of Delaware (the “Chosen Courts”), and each of the Parties irrevocably submits to the exclusive jurisdiction of such Chosen Courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the Transactions, in any court or jurisdiction other than the above specified Chosen Courts. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Each of the Parties irrevocably and unconditionally waives, and agrees not to assert, any objection or defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the Parties hereby further irrevocably and unconditionally agree that all claims relating to any such action, suit or proceeding shall be heard and determined in the Chosen Courts. The Parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute. Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a Chosen Court with respect to any matter under this Agreement shall be binding. In the event a dispute arises under this Agreement, the prevailing Party or Parties shall be entitled to receive their reasonable attorneys’ fees and court costs from the non-prevailing Party or Parties.
(b)    To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in this Section 11.11.
(c)    TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR OTHERWISE ARISING FROM THE TRANSACTIONS CONTEMPLATED HEREBY.

11.12    Privilege. Buyers shall not assert, and shall cause their Affiliates not to assert, any attorney-client privilege with respect to any communication between any of the Acquired Companies (prior to the Closing) or any Seller, XPLR Opco, or any of Affiliates of Sellers or XPLR Opco or any of the respective officers, employees, managers or directors of the foregoing (any such Person, a “Designated Person”), on the one hand, and any legal counsel currently or formerly representing a Designated Person in connection with this Agreement, the Transaction Documents or Transactions (collectively, “Privileged Information”), including in connection with a dispute between any Designated Person and one or more of Buyers, the Acquired Companies and their respective Affiliates, it being the intention of the Parties that all rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Sellers, XPLR Opco and their respective Affiliates (excluding the Acquired Companies); provided that with respect to any privileged communications that are related (i) to the business of the Acquired Companies, (ii) to any assets, Liabilities, Losses or Litigation or other matters associated with any Acquired Company, and (iii) only tangentially to the Transactions, the privilege and expectation of client confidence belongs solely to the applicable Acquired Company, may be controlled by such Acquired Company and shall pass to and may be claimed by Buyers or any Acquired Company. Notwithstanding the foregoing, in the event that a dispute arises between any Buyer or an Acquired Company, on the one hand, and a third party other than Sellers, on the other hand, Buyers and the Acquired Companies may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that none of Buyers or the Acquired Companies may waive such privilege without the prior written consent of the Sellers and none of Sellers or their Affiliates may waive such privilege without the prior written consent of Buyers. Notwithstanding anything to the contrary in this Section 11.12, nothing shall be deemed to limit or prohibit Buyers or any of their Affiliates from asserting attorney-client privilege in connection with the Meade Litigation or the Transfer Tax Escrow Dispute.
11.13    Equitable Remedies.
(a)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, as limited by this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Party seeking the injunction, specific performance and other equitable relief has an adequate remedy of law, except to the extent Buyers have a remedy (or limitation thereon) pursuant to Article IX. To the extent any Party brings any action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action solely to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 9.1) when available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

(b)    Without limiting the foregoing, Sellers shall be entitled to specific performance hereunder and as a third-party beneficiary under the Equity Commitment Letter to cause the Financing to be funded and to cause the consummation of the Transactions if (i) all of the conditions to Buyers’ obligations to consummate the Closing set forth in Section 8.1 and Section 8.2 have been satisfied (other than conditions that, by their terms, are to be satisfied by deliveries made at the Closing (and which are capable of being satisfied on such date if it were the Closing Date)) or waived; (ii) Buyer have failed to consummate the Closing by the date that the Closing is required to have occurred pursuant to Section 2.4(a); and (iii) Sellers have irrevocably notified Buyers in writing that if specific performance is granted and the Financing is funded the Closing will occur. Nothing in this Section 11.13 shall limit in any way the obligations of the Equity Sponsor under the Equity Commitment Letter or Sellers’ third-party beneficiary and specific performance rights thereunder.
11.14    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising under, out of, or in connection with, or related in any manner to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties in the preamble of this Agreement (the “Contracting Parties”) and then only with respect to the specific obligations set forth herein with respect to such Contracting Party. No Person that is not a Contracting Party, including any past, present or future Representative or Affiliate of any Contracting Party or any Affiliate of any of the foregoing (each, a “Nonparty Affiliate”), shall have any Liability (whether in contract, tort, at law or in equity, or granted by statute or otherwise) for any claims, causes or action or other obligations or Liabilities arising under, out of, or in connection with, or related in any manner to this Agreement or the Transactions, or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach. To the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases all Liabilities, claims, causes of action and other obligations, in each case arising under, out of, or in connection with, or related in any manner to this Agreement or the Transactions, or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach, against any such Nonparty Affiliates, (b) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, or in connection with, or related in any manner to this Agreement or the Transactions, or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach and (c) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 11.13 shall limit in any way the obligations of the Equity Sponsor under the Equity Commitment Letter or Seller’s third-party beneficiary and specific performance rights thereunder.
11.15    Debt Financing. Notwithstanding anything in this Agreement to the contrary, each of the Parties hereto (including, with respect to Sellers, on behalf of the Acquired Companies):

(a)    agrees that all any legal action or proceeding with respect to, against or involving the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Financing or any agreement in respect of the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such legal action or proceeding to the exclusive jurisdiction of such court, and such legal action or proceeding shall be governed by the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws;
(b)    agrees not to bring or support or permit any of its controlled Affiliates to bring or support any legal action or proceeding against any Debt Financing Source that may be based upon, arise out of or relate to this Agreement, the Debt Financing or any agreement in respect of the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;
(c)    irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such legal action or proceeding in any such court;
(d)    irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury in any action brought against any Debt Financing Source directly or indirectly arising out of, under or in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;
(e)    agrees that service of process upon any Seller or any of its respective Affiliates in any such proceeding shall be effective if notice is given by registered or certified mail in accordance with Section 11.11;
(f)     agrees that none of the Debt Financing Sources will have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided, that nothing in this clause (f) will limit the liability or obligations of the Debt Financing Sources party to the Debt Commitment Letter entered into in connection with the Debt Financing to Buyers (and its successors and assigns);
(g)    agrees that Section 11.12, Section 11.13, and this Section 11.15, the definitions of “Debt Financing”, “Financing Source” or “Debt Financing Source” and, in each case, any other provisions of this Agreement to the extent a modification thereof would directly affect the substance of any of the foregoing shall not be amended, modified or waived in any way that is adverse to any Debt Financing Source without the prior written consent of the Debt Financing Sources. The Debt Financing Sources are express third-party beneficiaries of, and may enforce, Section 11.12, Section 11.13, and this Section 11.15. This Section 11.15 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 11.15 will survive any termination of this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each Party as of the date first above written.

SELLERS:

MEADE PIPELINE INVESTMENT, LLC,
a Delaware limited liability company

By:	CHRIS ZAJIC
Name:	Chris Zajic
Title:	Vice President & Treasurer of Meade Pipeline Investment, LLC

REDWOOD MIDSTREAM, LLC,
a Delaware limited liability company

By:	CHRIS ZAJIC
Name:	Chris Zajic
Title:	Vice President & Treasurer of Redwood Midstream, LLC

RIVER ROAD INTERESTS LLC,
a Delaware limited liability company

By:	CHRIS ZAJIC
Name:	Chris Zajic
Title:	Vice President & Treasurer of River Road Interests, LLC

    [Signature Page to Purchase and Sale Agreement]

Docusign Envelope ID: BC799C4D-9BE8-4224-B9D0-1DB5375D63CD

BUYERS:

ACI MEADE MEMBER, LLC

By:	NOAH EHRENPREIS
Name:	Noah Ehrenpreis
Title:	Authorized Signatory

APC HOLDINGS II, L.P.,

By:	Ares Alternative Credit Management LLC, its
manager

By:
Name:	Thomas C Griffin III
Title:	Authorized Signatory

    [Signature Page to Purchase and Sale Agreement]

Docusign Envelope ID: 995EBF69-03CE-4F3C-AB99-74DE08064666

BUYERS:

ACI MEADE MEMBER, LLC

By:
Name:	Noah Ehrenpreis
Title:	Authorized Signatory

APC HOLDINGS II, L.P.

By:	Ares Alternative Credit Management LLC, its
manager

By:	THOMAS C. GRIFFIN III
Name:	Thomas C. Griffin III
Title:	Authorized Signatory

    [Signature Page to Purchase and Sale Agreement]

XPLR OPCO:

XPLR INFRASTRUCTURE
OPERATING PARTNERS, LP,
a Delaware limited partnership

By:	XPLR Infrastructure
Operating Partners GP, LLC,
its General Partner

By:	S. ALAN LIU
Name:	S. Alan Liu
Title:	President of XPLR Infrastructure Operating Partners GP, LLC

    [Signature Page to Purchase and Sale Agreement]

ANNEX I
DEFINITIONS
“Acquired Companies” has the meaning provided such term in the recitals of this Agreement.
“Acquired Interests” has the meaning provided such term in the recitals of this Agreement.
“Accrued and Unpaid Lease Payment” means an amount equal to (a) the product of (x) the Lease Rate multiplied by (y) a fraction, the numerator of which is the number of days elapsed in the month in which the Closing occurs and the denominator of which is the total number of days in the calendar month in which the Closing occurs plus (b) solely to the extent such payment has not been paid to the Company or otherwise paid to Sellers prior to the Closing, the lease payment under the Lease Agreements attributable to the calendar month immediately prior to the Closing.
“Actual Accrued and Unpaid Lease Payment” means the Estimated Accrued and Unpaid Lease Payment, except that if any payment or payments or any portion thereof under any Lease Agreement is reduced, becomes no longer receivable or is not received by the Company as a result of Section 6.4 of the applicable Lease Agreement and such payment or payments or portion thereof is attributable to the Accrued and Unpaid Lease Payment, then Actual Accrued and Unpaid Lease Payment shall mean the Estimated Accrued and Unpaid Lease Payment minus the amount by which such payment or payments or portion thereof is actually reduced or to the extent of which such payment or payments or any portion thereof is not receivable or received.
“Actual Transaction Expenses” has the meaning provided such term in Section 2.3(c).
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling”, “controlled by”, and “under common control” have correlative meanings. Further, for purposes of this Agreement, NextEra Energy Resources, LLC, a Delaware limited liability company, is an Affiliate of each Seller. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, each Acquired Company and its respective Affiliates shall cease to be and shall not be deemed to be for any purpose an Affiliate of XPLR Infrastructure Operating Partners, LP or any of its Affiliates.
“Agreement” has the meaning provided such term in the preamble to this Agreement.
“Allocation” has the meaning provided such term in Section 7.5(b).
“Allocation Schedule” has the meaning provided such term in Section 7.5(b).
“Alternate Transaction” has the meaning provided such term in Section 6.11.
Annex I-1

“Ares Core” has the meaning provided such term in the recitals of this Agreement.
“Assignment and Assumption Agreements” means, collectively, the Assignment and Assumption Agreements to be executed by each Seller and each Buyer at the Closing, substantially in the form attached hereto as Exhibit A.
“Audit Fees” has the meaning provided such term in Section 2.3g).
“Audit Firm” means PwC or, if PwC does not accept the engagement as the Audit Firm, a national accounting firm with no prior material relationship with Buyers, Sellers or their respective Affiliates that is mutually agreed upon by the Parties; provided, however, that if the Parties cannot agree on the Audit Firm within five (5) days following the decision to engage an Audit Firm, the Audit Firm will be appointed by the Houston, Texas office of the American Arbitration Association.
“Balance Sheet Date” has the meaning provided such term in Section 4.5(a).
“Base Purchase Price” has the meaning provided such term in Section 2.2(a).
“Breaching Party” means a Party (a “Subject Party”) who, at the time in question, is in Willful Breach, if (but only if), at such time in question, all conditions precedent to the obligations of the Subject Party to Closing as set forth in Article VIII (a) have been satisfied (or waived in writing by the Subject Party) other than those conditions that can only be satisfied at the Closing, but subject to the other Party being ready, willing and able to satisfy such conditions at such time in questions or (b) would have been fulfilled or satisfied except solely due to the Willful Breach by the Subject Party.
“Business” means the business of the Acquired Companies, which is comprised solely of the joint ownership of the Central Penn Line with the Operator and the leasing of the Pipeline Interests to the Operator, in each case, in accordance with the Disclosed Contracts.
“Business Day” means any day that is not (a) a Saturday or Sunday, (b) a day on which commercial banks in the city of New York, New York, are required or authorized by Law to remain closed or (c) a day which is otherwise a federal holiday in the United States.
“Buyer 1” has the meaning provided such term in the preamble to this Agreement.
“Buyer 2” has the meaning provided such term in the preamble to this Agreement.
“Buyers” has the meaning provided such term in the preamble to this Agreement.
“Buyers’ Closing Statement” has the meaning provided such term in Section 2.3c).
“Buyer-Controlled Tax Proceeding” has the meaning provided such term in Section 7.4(b).
Annex I-2

“Buyer Fundamental Representations” means the representations and warranties of Buyers in Section 5.1 (“Organization”), Section 5.2 (“Authorization; Enforceability”) and Section 5.3a) (“No Conflict”).
“Buyer Indemnitees” has the meaning provided such term in Section 9.1.
“Buyer Release” means that certain Release Agreement, to be dated as of the Closing, substantially in the form attached hereto as Exhibit B-1.
“C&O Agreements” means (a) the Main Facilities C&O Agreement, and (b) the Expansion C&O Agreement.
“Cap” has the meaning provided such term in Section 9.5(b).
“Casualty Loss” means any Loss, damage, inoperability or destruction in whole or in part, by a fire, explosion, any natural or man-made disaster or acts of God, hurricane, earthquake, tornado, flood, tsunami, storm surge, vandalism, civil unrest, acts of war (whether or not declared), armed hostilities or terrorism, act of sabotage or comparable event or any other casualty loss or casualty event, or is taken in condemnation or under right of eminent domain.
“Central Penn Line” means, collectively, (a) the “Central Penn Line” as that term is defined in the Main Facilities C&O Agreement, and (b) the CPL-Leidy South Facilities.
“Chosen Court(s)” has the meaning provided such term in Section 11.11(a).
“Claim” has the meaning provided such term in Section 9.3a).
“Claim Notice” has the meaning provided such term in Section 9.3a).
“Closing” has the meaning provided such term in Section 2.4a).
“Closing Date” has the meaning provided such term in Section 2.4a).
“Closing Payment Amount” has the meaning provided such term in Section 2.2.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means efforts which are reasonably necessary, proper or advisable to enable a Person to satisfy a condition to or otherwise assist in the consummation of a desired result and which do not require the performing Person to expend funds or assume any liability or obligation other than expenditures, liabilities or obligations which are customary and reasonable in nature and amount in the context hereof.
“Company” has the meaning provided such term in the recitals of this Agreement.
“Company Interests” has the meaning provided such term in the recitals of this Agreement.
“Confidential Information” has the meaning provided such term in Section 6.4(b).
Annex I-3

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 15, 2025, by and between XPLR Infrastructure, LP and ACIP Investment Management LLC.
“Contract” means any legally binding agreement, commitment, lease, license, sublicense, contract or subcontract, in each case, whether written or oral.
“Contracting Parties” has the meaning provided such term in Section 11.14.
“Controlled Group” means any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with any Seller or any Acquired Company or (b) which together with any Seller or any Acquired Company is treated as a single employer under Section 414 of the Code.
“Controlled Group Liabilities” means any and all liabilities of the Controlled Group (a) under Title IV of ERISA, (b) under Sections 206(g), 302 or 303 of ERISA, (c) under Sections 412, 430, 431, 436 or 4971 of the Code, (d) as a result of any failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (e) under corresponding or similar provisions of any foreign Laws.
“Covered Persons” has the meaning provided such term in Section 6.6(a).
“CPL-Leidy South Facilities” has the meaning provided such term in the Expansion C&O Agreement.
“CPL Owned Property” has the meaning provided such term in Section 4.6(c)(i).
“CPL Pipelines and Facilities” has the meaning provided such term in Section 4.6(c)(iii).
“CPL Rights-of-Way” has the meaning provided such term in Section 4.6(c)(ii).
“Creditors” has the meaning provided such term in Section 2.3(b).
“Cutoff Date” has the meaning provided such term in Section 9.5(a).
“Data Room” has the meaning provided such term in Section 1.2(a).
“De Minimis Threshold” has the meaning provided such term in Section 9.5(b).
“Debt Commitment Letter” means an executed copy of the commitment letter, dated as of the Execution Date (including all exhibits, schedules and annexes thereto), providing for Debt Financing and a redacted version of all related fee letters (with any fee amounts, pricing caps, rates, ratios, basket amounts, time periods and other customary economic terms of the “market flex” redacted in a customary manner), in each case, as amended, modified or replaced in accordance with its terms.
“Debt Financing” means debt financing as may be permitted or required by the Debt Commitment Letter.
Annex I-4

“Debt Financing Sources” means the Persons that have committed to provide, lend, underwrite, agent, place or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing under the Debt Commitment Letter in connection with the transactions contemplated hereby and thereby, including the parties to any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, together with their respective Affiliates, any Representatives of any of the foregoing and each of their respective successor and assigns.
“Deductible” has the meaning provided such term in Section 9.5(b).
“Designated Person” has the meaning provided such term in Section 11.12.
“Disclosed Contracts” has the meaning provided such term in Section 4.10(a).
“Disclosure Schedules” means the disclosure schedules (together with all attachments and appendices thereto) attached hereto (a) containing disclosures of Sellers’ representations or warranties (or qualifications or exceptions thereto) set forth in Article III and Article IV and Sellers’ covenants set forth in Article VI and (b) containing disclosures of Buyers or qualifications or exceptions to any of Buyers’ representations and warranties set forth in Article V, in each case as may be supplemented in accordance with the terms hereof.
“Dollars” and “$” mean the lawful currency of the United States.
“Employee Benefit Plan” means the following: (a) any plan, fund or program which provides health, medical, surgical, hospital or dental care or other welfare benefits, or benefits in the event of sickness, accident or disability or death benefits, apprenticeship or other training programs, or day care centers, scholarship funds or prepaid legal services; (b) any plan, fund or program which provides retirement income to employees or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond; (c) any plan, fund or program which provides severance, unemployment, vacation or fringe benefits (including dependent and health care accounts); (d) any incentive compensation plan, deferred compensation plan, stock option or stock-based incentive or compensation plan, or stock purchase plan; or (e) any other “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation including insurance coverage, severance benefits, disability benefits, fringe benefits, pension or retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.
“Environmental Laws” means all laws, statutes, rules, regulations, ordinances, common law, codes, judgments, orders, decrees, injunctions, and writs of any Governmental Authority applicable to the Business or any Acquired Company pertaining to the prevention of pollution, remediation of contamination, protection of the environment or natural resources and restoration of environmental quality, pipeline safety or relating to the use, generation, management, manufacture, processing, treatment, storage, transportation, handling, disposal or Environmental Release or threatened Environmental Release of, or exposure to, Hazardous Materials.
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“Environmental Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the indoor or outdoor environment (including, without limitation, indoor air, ambient air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Equity Commitment Letter” means an executed copy of the commitment letter, dated as of the Execution Date (including all exhibits, schedules and annexes thereto), pursuant to which (a) the Equity Sponsor has agreed with Buyer 2 to make an equity investment in Buyer 2 to fund the amount specified therein in connection with Buyer 2’s obligation to fund its Pro Rata Portion of the Required Payments subject to the terms of this Agreement, and (b) each Seller is a third-party beneficiary.
“Equity Financing” means equity financing as may be permitted or required by the Equity Commitment Letter.
“Equity Sponsor” has the meaning provided such term in the recitals of this Agreement.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Estimated Accrued and Unpaid Lease Payment” means Sellers’ good faith estimate of the Accrued and Unpaid Lease Payment.
“Estimated Transaction Expenses” has the meaning provided such term in Section 2.3(a).
“Execution Date” has the meaning provided such term in the preamble to this Agreement.
“Expansion C&O Agreement” means the CPL-Leidy South Facilities Construction and Ownership Agreement between the Operator and the Company, dated August 30, 2018, as amended or restated from time to time.
“FCPA” has the meaning provided such term in Section 4.17.
“Fee Letters” has the meaning provided such term in Section 5.5(d).
“Final Closing Statement” has the meaning provided such term in Section 2.3d).
“Final Purchase Price” has the meaning provided such term in Section 2.3d).
“Financial Statement Date” means December 31, 2024.
“Financial Statements” has the meaning provided such term in Section 4.5a).
“Financing Sources” means, collectively, the Debt Financing Sources and the Equity Sponsor.
“Fraud” means liability for fraud under Delaware common law based upon a false representation or warranty by a party that had knowledge such representation or warranty was false and was made with the intent to deceive (excluding constructive and negligent fraud) in order to induce the
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recipient thereof to act, or refrain from acting, and the recipient thereof acted or did not act, as applicable, in reliance on such representation or warranty, in any case, solely with respect to the representations and warranties contained in Article III, Article IV, or Article V (as applicable), or the certificates delivered pursuant to Section 2.4(c) and Section 2.4(d).
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“General Enforceability Exceptions” means those exceptions to enforceability and limitations due to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law).
“Governmental Authority” means any federal, state, municipal, regional, local or similar governmental authority, regulatory or administrative agency, commission, court or arbitral body, in each case having governmental or quasi-governmental powers.
“Hazardous Material” means (a) any substance, material, or waste that is listed, classified or regulated as hazardous or toxic or as a pollutant or contaminant or words of similar meaning or regulatory effect pursuant to any Environmental Law, or that is otherwise regulated by or for which liability or standards of care may be imposed under Environmental Laws and (b) petroleum, petroleum distillates or petroleum products, natural gas, natural gas liquids, radioactive materials, asbestos or asbestos containing materials, polychlorinated biphenyls or per- and polyfluoroalkyl substances.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“HSR Approval” means approval pursuant to, or the expiration of applicable waiting periods under, the HSR Act.
“ICA” has the meaning provided such term in Section 4.22(a).
“Indebtedness” means, with respect to any Person at any date, without duplication, all (a) indebtedness of such Person for borrowed money and any accrued interest; (b) obligations of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of such Person’s business); (c) obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) any capital lease obligations (as defined by GAAP), including all obligations to pay rent or other amounts under such capital lease, and obligations of such Person in respect of synthetic leases; (f) obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities; (g) all obligations under any interest rate swap agreements or interest rate hedge agreements to which such Person is a party; (h) any guaranty with respect of obligations of the kind referred to in clauses (a) through (g) above; (i) obligations of the kind referred to in clauses (a) through (h) above secured by (or for which
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the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation; (j) obligations of the kind referred to in clauses (a) through (i) above owing to any Affiliate; and (k) all fees, expenses, premiums, penalties (including pre-payment penalties), breakage costs, change of control payments, redemption fees, or make-whole payments attributable to or arising under the terms of any obligation described in the preceding clauses (a) through (j); provided, however, that the term “Indebtedness” shall exclude all liabilities relating to the payment of the Taxes (including Transfer Taxes) or outstanding capital calls or other requests for payment pursuant to the C&O Agreements.
“Indemnified Taxes” means, without duplication, (a) Taxes imposed on the Acquired Companies, or for which the Acquired Companies become liable, for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date (as determined pursuant to Section 7.1(c)), (b) Taxes of Sellers or any of their Affiliates (excluding the Acquired Companies) for any Tax period, (c) Taxes imposed on the Acquired Companies (or any predecessor thereof) by reason of having been a member of an affiliated, combined, consolidated or unitary group with another Person on or prior to the Closing Date by reason of Treasury Regulations Section 1.1502-6(a) (or any analogous or similar provision of state, local or foreign Law), (d) Taxes of or imposed on any Person for which the Acquired Companies is or has been liable, or has an obligation to indemnify, as a transferee or successor, by contract or assumption, pursuant to a Tax indemnity, Tax sharing, Tax allocation or similar agreement, by operation of Law or otherwise, resulting from events, transactions or relationships occurring prior to Closing, (e) Taxes with respect to scheduled items under Section 4.8 or a breach by Sellers of any covenant relating to Taxes, (f) Transfer Taxes allocable to Sellers pursuant to Section 7.3, (g) any Transfer Taxes resulting from, or arising in connection with, any Transfer Tax Escrow Dispute, and (h) any interest, penalties, or addition thereto incurred under applicable Laws with respect to any item described in the foregoing clauses (a) through (g).
“Indemnitee” has the meaning provided such term in Section 9.3a).
“Indemnitor” has the meaning provided such term in Section 9.3a).
“Intellectual Property” means any and all intellectual property rights in any jurisdiction throughout the world, including: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and works of authorship in any media (including computer programs, software, databases and compilations, files, applications, Internet site content, and documentation and related items), whether or not registered, including all applications and registrations related to the foregoing; (c) trade secrets and confidential know-how, including all source code, know-how, processes, technology, formulae, customer lists, inventions, and marketing information; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights, interests and protections.
“Interim Tax Period” has the meaning provided such term in Section 7.1c).
“IRS” means the U.S. Internal Revenue Service.
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“Knowledge” means with respect to any Seller, the actual knowledge of any of Jack Brink, Mark Curwin, William Lavarco, Jeffrey Best, Brian Chung and Matt Schafer, in each case, after due inquiry, whether such inquiry is made internally by any Seller or its Affiliates or to the Operator.
“Law” means any applicable law, rule, regulation, ordinance, common law, binding requirement, rule of law, statute, treaty, constitution, code, order, judgment or decree of a Governmental Authority.
“Lease Agreements” means (a) the Main Facilities Lease, and (b) the CPL-Leidy South Facilities Lease Agreement by and between the Operator and the Company, dated as of August 30, 2018, as amended or restated from time to time.
“Lease Rate” means an amount equal to the aggregate amount of the “Monthly Lease Charge” as such term is defined in each Lease Agreement in each case, plus the amount of any interest charged pursuant to Section 5.4 of the applicable Lease Agreement, if applicable.
“Liability” means any claims, Indebtedness, costs, expenses, obligations, deficiencies, payments, demands, judgements, assessments, duties, warranties, or liabilities, including STRICT LIABILITY, of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), regardless of whether any such Indebtedness, costs, expenses, obligations, duties, warranties, or liabilities would be required to be disclosed on a balance sheet prepared in accordance with GAAP.
“Lien(s)” means any charges, liens, pledges, claims, options, encumbrances, mortgages, deeds of trust, hypothecations, defects in title, deficiencies in ownership or title, adverse claims, easements, rights-of-way, right of first offer or of refusal or other preferential arrangement, assessment, financing statement, lease, conditional sale contract or other option to purchase real property or similar property interests, plat restrictions or deed restrictions, collateral assignment, charge or other security interest, directly or indirectly, whether voluntary, involuntary or by operation of law.
“Limited Purposes” means that XPLR Opco joins in this Agreement solely to provide indemnification to the Buyer Indemnitees pursuant to Section 9.1.
“Limited Representations” means the representations and warranties of Sellers in Section 3.4(a) (“Compliance with Certain Provisions”).
“Litigation” means any litigation (whether civil, criminal or administrative), investigation or inquiry, action, claim, suit or proceeding, audit, arbitration, or other legal, equitable, administrative or regulatory process or proceeding, summons or subpoena of any nature, whether at law or in equity, in each case, by or before any Governmental Authority.
“Loss” means any and all judgments, losses, Liabilities, damages, fines, penalties, deficiencies, costs, and expenses (including court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses incurred in connection with defending any Litigation). For all purposes in this Agreement the term “Loss” shall not include any punitive, exemplary, or non-compensatory
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damages, except to the extent actually awarded to a Governmental Authority or other Third Party. Further, the term “Loss” shall include special, incidental, consequential, or indirect damages (including any damages on account of diminution in value, lost profits, or opportunities, or lost or delayed business), only to the extent (a) such damages are determined under applicable Law to be (i) reasonably foreseeable, and (ii) directly and naturally rise from a breach of this Agreement and would thereby be recoverable; and (b) the amount thereof (if any) has been calculated in accordance with applicable Law.
“Main Facilities C&O Agreement” means the Construction and Ownership Agreement between the Operator and the Company, dated February 14, 2014, as amended or restated from time to time.
“Main Facilities Lease” means the Lease Agreement by and between the Operator and the Company, dated as of February 14, 2014, as amended or restated from time to time.
“Material Adverse Effect” means (a) with respect to the Acquired Companies, any change, event, occurrence, development, condition, circumstance or fact that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, the Pipeline Interests or the Business, taken as a whole (whether or not foreseeable or covered by insurance); provided, however, that for purposes of this clause (a), none of the following, alone or in combination, shall constitute, or be deemed to contribute to, a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change generally affecting the international, national, regional, state, provincial or local industries, markets or geographical areas in which the Acquired Companies or their customers operate or conduct business (including, but not limited to, interest rate fluctuations, or changes in commodity prices, currency exchange rates, tariff policy, trade policy, monetary policy or inflation); (ii) changes in general business, economic or financial market conditions, including international, national, regional, state, provincial or local wholesale or retail markets for natural gas or other commodities or other related products and operations; (iii) declaration of war or terrorist activities; (iv) changes in the markets (including local or regional sub-markets or zones) for, or costs of, oil or natural gas or other commodities or related products; (v) effects of weather, meteorological conditions or events or other natural disasters (including any earthquake, hurricane, tsunami, tornado, flood or mudslide), explosion, fire or other force majeure event or acts of God; (vi) changes in Laws, regulatory policies or GAAP; (vii) changes or adverse conditions in the financial, banking or securities markets, in each case, including any disruption thereof and any decline in the price of any security or any market index, (viii) any local, regional, national or global health conditions (including any epidemic, pandemic or disease outbreak), including any material worsening of such conditions or any Public Health Measures or directive thereof; (ix) labor strikes, requests for representation, organizing campaigns, work stoppages, slowdowns or other labor disputes; (x) the entry into or announcement of this Agreement and other Transaction Documents or the consummation of the Transactions; (xi) (A) any action taken by Buyers or any of their Affiliates or (B) the omission of an action that was expressly required to be taken or not taken by Buyers or any of their Affiliates under this Agreement; (xii) (A) any action taken by Sellers, the Acquired Companies or their respective Affiliates or (B) the omission of an action that was expressly required to be taken or not taken Sellers,
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the Acquired Companies or their respective Affiliates under this Agreement; and (xiii) the Welded Matters, but any effects resulting from the matters referred to in clauses (i) through (ix) shall be excluded only to the extent such matters disproportionately impact the Acquired Companies or the Central Penn Line as compared to other companies operating in the same industry or geographic region; (b) with respect to each Seller or any Acquired Company, any change, event, occurrence, development, condition, circumstance or fact that would reasonably be expected to prevent, materially impede, materially delay or otherwise has or would reasonably be expected to have, a material adverse effect on the performance by such Seller or its Affiliates ability to perform its obligations under, or to timely consummate the Transactions; (c) the occurrence of any of the events set forth in Schedule 8.2(c); and (d) with respect to Buyer, any change, event, occurrence, development, condition, circumstance or fact that would reasonably be expected to prevent, materially impede, materially delay or otherwise has or would reasonably be expected to have, a material adverse effect on any Buyer’s ability to perform its obligations under, or to timely consummate the Transactions.
“Material Permits” has the meaning provided such term in Section 4.11b).
“Meade Holdco” has the meaning provided such term in the preamble to this Agreement.
“Meade Holdco Interest” has the meaning provided such term in the recitals of this Agreement.
“Meade Indebtedness” means all indebtedness outstanding under that certain Credit Agreement, dated as of September 29, 2019, by and among (a) Meade Pipeline Investment, LLC (as Borrower), (b) Meade Pipeline Investment Holdings, LLC (as a Guarantor), (c) the Lenders (as defined therein), (d) MUFG Bank, Ltd. (as Administrative Agent), (e) MUFG Union Bank, N.A. (as Collateral Agent), (f) MUFG Union Bank, N.A. (as Depositary Agent) and (g) Citibank, N.A. and MUFG Bank, Ltd. (as Coordinating Lead Arrangers and Joint Bookrunners).
“Meade Litigation” means the pending action in the Supreme Court of the State of New York, Appellate Division, First Judicial Department, styled WGL Midstream MP, LLC, et. al, v. Meade Pipeline Investment, LLC and Citibank, N.A., Case No. 2023-06744.
“Measurement Time” means 11:59 p.m. Eastern Time on the day prior to the Closing Date.
“Nonparty Affiliate” has the meaning provided such term in Section 11.14.
“Notice of Disagreement” has the meaning provided such term in Section 2.3(d).
“O&M Agreement” means the Operation and Maintenance Agreement by and between the Operator and the Company, dated February 14, 2014, as amended or restated from time to time, including pursuant to the First Amendment to the Operation and Maintenance Agreement, dated August 30, 2018.
“Operator” has the meaning provided such term in the recitals of this Agreement.
“Order” means any binding order, writ, judgment, injunction, decree, stipulation, determination or award issued, made, rendered or entered by or with any Governmental Authority.
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“Organizational Documents” means, (a) with respect to any corporation, its articles or certificate of incorporation and bylaws, (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance, (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement, (d) with respect to any other entity, any charter, joint venture agreement or similar adopted or filed in connection with the creation, formation or organization of such entity, as may be in effect from time to time, (e) with respect to any of the foregoing entities, any voting trust, shareholder agreement, side letter, voting agreement, pledge agreement, buy-sell agreement, right of first refusal or right of first offer, preemptive right or proxy or other agreement, right, instrument or understanding (or any right convertible into any such right) with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of such equity interests, or any other similar governing document with respect to such entity and (f) in each case, any supplement, amendment to or equivalent of any of the foregoing.
“Outside Date” means 11:59 p.m. Eastern Time on October 30, 2025.
“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any official guidance issued thereunder or successor provisions and any similar or corresponding provisions of state or local Law.
“Party” or “Parties” means, individually, any Seller, XPLR Opco or any Buyer, and, collectively, Sellers, XPLR Opco and Buyers; provided, that XPLR Opco shall be a “Party” only for the Limited Purposes and for purposes of Article XI (“Miscellaneous”).
“Payoff Letters” has the meaning provided such term in Section 2.3(b).
“Permits” means all permits, licenses, certificates, approvals, consents, or other similar authorizations required by any Law and granted by any Governmental Authority.
“Permitted Liens” means (a) Liens for Taxes, impositions, assessments, fees, rents or other charges levied or assessed or imposed by a Governmental Authority not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the applicable Financial Statements; (b) statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s and other similar Liens but excluding any Lien imposed with respect to any Environmental Laws) arising in the ordinary course of business (i) not yet due and payable, or (ii) being contested in good faith by appropriate proceedings, and in either case, for which adequate reserves under GAAP have been established on the applicable Financial Statements; (c) Liens consisting of (i) statutory landlord’s Liens under leases to which any Acquired Company is a party and which have been provided to Buyers or other Liens on leased property reserved in leases thereof for rent or for compliance with the terms of such leases, (ii) rights reserved to or vested in, any Governmental Authority to control or regulate any property of any Acquired Company, or to limit the use of such property in any manner which does not materially impair or detract from the use, operation, occupancy, value or marketability of title of the real property subject thereto, including the use of such property for the purposes for which it is held by such Acquired Company or (iii) obligations or duties to any Governmental Authority with respect to any franchise, grant, license, lease or permit and the rights reserved or vested in any Governmental
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Authority, having jurisdiction over the property, to terminate any such franchise, grant, license, lease or permit or to condemn or expropriate any property; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; or (e) Liens created by, through or under Buyers or their successors or assigns.
“Person” means any individual, firm, corporation, partnership (including any general partnership or limited partnership), limited liability company (or series therein), incorporated or unincorporated association, joint venture, joint stock company, trust, estate, unincorporated organization, Governmental Authority or other entity of any kind.
“Pipeline Interests” means the rights set forth in Annex III.
“Post-Closing Tax Period” means any taxable period that begins after the Closing Date or the portion of the Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” has the meaning provided such term in Section 7.1a).
“Privileged Information” has the meaning provided such term in Section 11.12.
“Pro Rata Portion” has the meaning provided such term in Section 2.1.
“PUHCA” has the meaning provided such term in Section 4.22(a).
“Purchase Price” has the meaning provided such term in Section 2.2.
“Real Property Rights” has the meaning provided such terms in the C&O Agreements, as applicable.
“Real Property Transfer Taxes” means Transfer Taxes resulting from, or arising in connection with, any Real Property Rights (to the extent related to the Central Penn Line or CPL-Leidy South Facilities as such exist as of the Closing) that are assigned to the Company or that the Company otherwise obtains any right, title, interest or possession, in each case, pursuant to the C&O Agreements concurrent with or after the Closing.
“Records” means all Contracts, land, title, engineering, environmental, regulatory, operating, accounting, business, marketing and other data files, documents, instruments, notes, papers, ledgers, journals, reports, abstracts, surveys, title opinions, maps, drawings, books, records and studies (in each case) that relate to the ownership, operation or maintenance of the Pipeline Interests, the Business or the Acquired Companies, in each case, in the possession or control at the applicable time of a Seller or its Affiliates (including the Acquired Companies) or to which such Seller or its Affiliates has access, including pursuant to the C&O Agreements and the O&M Agreement. “Records” shall not include the following (which shall be retained by Sellers): (a) documents subject to legal privilege (such as the attorney-client privilege or work product doctrine); (b) Sellers’ general corporate books, records and files, even if containing references to the Business or the Acquired Companies; and (c) records relating solely to the sale of the Acquired Companies.
“Redwood Holdco” has the meaning provided such term in the preamble to this Agreement.
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“Redwood MPC” has the meaning provided such term in the recitals of this Agreement.
“Redwood MPC Interests” has the meaning provided such term in the recitals of this Agreement.
“Related Party” means, with respect to any Seller, (a) any member, director, manager, officer, consultant or employee of such Seller or any Acquired Company, or (b) any Affiliate of such Seller or any of the foregoing.
“Relevant Tax Audit” has the meaning provided such term in Section 7.4(c).
“Representatives” means, as to any Person, such Person’s Affiliates and the officers, directors, managers, stockholders, members, partners, employees, agents, partners, direct and indirect equityholders, counsel, accountants, financial advisors, consultants and other representatives and advisors of such Person and/or such Person’s Affiliates.
“Required Payments” has the meaning provided such term in Section 5.5(e).
“Review Period” has the meaning provided such term in Section 2.3d).
“River Road” has the meaning provided such term in the preamble to this Agreement.
“ROFO Provisions” means the provisions of Section 3.3 of each of the C&O Agreements (true, correct and complete copies of which have been provided to Buyers), which gives the Operator a right of first offer requiring Sellers to offer to dispose of the Acquired Interests to the Operator in the event Sellers wish to dispose of the Acquired Interests to any Person other than to another Seller or an Affiliate of any Seller as more particularly set forth therein.
“ROFR Agreement” means that certain Amended and Restated Right of First Refusal Agreement, dated as of February 17, 2025, by and among XPLR Infrastructure, LP and XPLR Opco and NextEra Energy Resources, LLC.
“ROFR Waiver” means that certain Waiver, dated as of August 5, 2025, by and among NextEra Energy Resources, LLC, XPLR Opco, XPLR Infrastructure, LP, XPLR Infrastructure Pipelines, LLC and XPLR Infrastructure Pipeline Holdings, LLC.
“Sanctioned Country” means any country against which the United States maintains comprehensive economic Sanctions or an embargo, which at the time of signing include the Crimea and so-called Donetsk People's Republic and Luhansk People's Republic regions of Ukraine, Cuba, Iran, and North Korea.
“Sanctioned Person” means (a) a person listed on a prohibited or restricted party list published by the United States government, including the U.S. Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Kingdom, the European Union or its Member States, or other applicable local authority; (b) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or Venezuela; (c) an ordinary resident of, or entity
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located or organized in, a Sanctioned Country; or (d) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in clauses (a) through (c).
“Sanctions” means all applicable Laws or statutes relating to financial, economic or trade Sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury or the U.S. Department of State), the European Union and its Member States, the United Kingdom, or other applicable local authority.
“Securities Act” means the Securities Act of 1933.
“Seller Fundamental Representations” means the Limited Representations and the representations and warranties of Sellers in Section 3.1 (“Organization”), Section 3.2 (“Authorization; Enforceability”), Sections 3.3a) and (d) (“No Conflict”), Section 3.6 (“Broker’s Fees”), Section 3.7 (“Ownership of Equity Interests”), Section 4.1 (“Organization”), Section 4.2a) (“No Conflict”), Section 4.3 (“Capitalization; Subsidiaries”), and Section 4.4 (“Operations of Redwood MPC”).
“Seller Indemnitees” has the meaning provided such term in Section 9.2.
“Seller Names and Marks” has the meaning provided such term in Section 6.8(a).
“Seller Release” means that certain Release Agreement, to be dated as of the Closing, substantially in the form attached hereto as Exhibit B-2, releasing all claims against the Acquired Companies and their assets, as set forth therein.
“Sellers” has the meaning provided such term in the preamble to this Agreement.
“Sellers’ Closing Statement” has the meaning provided such term in Section 2.3a).
“Straddle Period” has the meaning provided such term in Section 7.1b).
“Tax” or “Taxes” means all taxes, assessments, charges, duties, levies, imposts or other similar charges in the nature of a tax, including any interest, penalties, or addition thereto incurred under applicable Laws with respect thereto, including any liability for the payment of any amount of a type arising as a result of being or having been a member of any affiliated, consolidated, combined, unitary, or other group for tax purposes or being or having been included or required to be included in any Tax Return related thereto (including successor or transferee liability by contract or otherwise), imposed by a Tax Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross income, margin, gross receipts, sales, use, transfer, service, goods and services, occupation, ad valorem, property, excise, severance, windfall profits, stamp, premium, alternative or add-on, license, withholding, payroll, employment, estimated, social security, unemployment, registration, disability, environmental (including taxes under Code section 59A), escheat, and value-added taxes, whether disputed or not.
“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.
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“Tax Proceeding” has the meaning provided such term in Section 7.2.
“Tax Returns” means any report, return (including any attached schedules), estimated tax filing, declaration or other filing provided to any Tax Authority, including any amendments thereto.
“Third Party” means any Person other than (a) any Acquired Company, (b) any Party, or (c) any Affiliate of an Acquired Company or of any Party.
“Trade Laws” has the meaning provided such term in Section 4.13.
“Transaction Document” means this Agreement, the Assignment and Assumption Agreements and all other documents or certificates delivered or required to be delivered, by any Party, in connection with this Agreement.
“Transaction Expenses” means, all costs and expenses incurred or to be incurred prior to or through the Closing Date by the Acquired Companies in connection with the preparation, negotiation, execution and performance of this Agreement, the other Transaction Documents and the Transactions, in each case, solely to the extent not paid by or on behalf of such Acquired Company prior to the Closing, including: (i) any fees and expenses (including fees and expenses of attorneys, accountants, investment bankers, brokers, financial advisors and other advisors and consultants) relating to the Transactions and (ii) any fees or expenses payable to any Seller or its Affiliates (excluding the Acquired Companies) with respect to any management, advisory, monitoring or transaction fee agreements, or any other obligations or liabilities under any other contract.
“Transactions” means the transactions contemplated by this Agreement or any Transaction Document.
“Transfer Tax” means any real property transfer or excise, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed), including any payments made in lieu of any such Taxes or governmental charges, but excluding, for avoidance of doubt, any gross income, modified gross income, net income or franchise taxes.
“Transfer Tax Escrow Dispute” means (i) any dispute among Meade Holdco and WGL Midstream MP, LLC pertaining to Transfer Taxes assessed by the Commonwealth of Pennsylvania or any local taxing authority in connection with the transactions contemplated by that certain Purchase and Sale Agreement, dated as of September 29, 2019, by and among EIF Meade Holdings, LLC, VED NPI II, LLC, VED NPI I, LLC, WGL Midstream MP, LLC, COG Holdings, LLC, as sellers, WGL Midstream MP, LLC, as sellers’ representative and Meade Holdco, as buyer, or (ii) any dispute between the parties to the Escrow Agreement (Transfer Tax), dated as of November 13, 2019, by and among Meade Pipeline Investment, LLC, a Delaware limited liability company, WGL Midstream MP, LLC, a Delaware limited liability company, acting as representative of Seller, and Citibank, N.A., as modified by a Letter Agreement dated July 15, 2024.
Annex I-16

“Treasury Regulation” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provision of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.
“United States” or “U.S.” means the United States of America.
“Welded Matters” means that certain case under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. in the United States Bankruptcy Court for the District of Delaware, styled In re Welded Construction, L.P., et. al., Case No. 18-12378 (LSS) (Jointly Administered).
“Willful Breach” means, with respect to any Party, such Party’s willful or deliberate act or a willful or deliberate failure to act by such Party, which act or failure to act constitutes in and of itself a material breach of any covenant set forth in this Agreement and which was undertaken with the actual knowledge of such Party that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement.
“XPLR Opco” has the meaning provided such term in the preamble to this Agreement.

Annex I-17